

OFFERING CIRCULAR
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A

~~Amendment No. 1~~

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Yokal Productions, Inc.

Commission File Number: 0001634778

CALIFORNIA

UNITED STATES:
Yokal Productions, Inc.
4050 Glencoe Avenue
Marina Del Rey, California 90292
Phone: (917) 600-0578

3633– Radio & Television Broadcasting & Communications (Primary Standard Industrial Classification Code Number)

47-3323526 (I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFED BY OPERATION OF THE TERM OF REGULATION A.

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. Christopher Pappas Yokal Productions, Inc; 4050 Glencoe Avenue, Marina Del Rey, California 90292	Founder, Chairman & Chief Executive Officer
Mr. Steven J. Muehler Yokal Productions, Inc; 4050 Glencoe Avenue, Marina Del Rey, California 90292	Chief Financial Officer

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 2 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the Yokal Productions, Inc. affiliates who own 2% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. Christopher Pappas (1) (2)	Preferred Common	0% 97%
Alternative Securities Markets Group Corporation (3) (4) (5)	Preferred Common	0% 3%

(1) Mr. Christopher Pappas is the Founder and Chief Executive Officer of Yokal Productions, Inc.
(2) Mr. Christopher Pappas: Yokal Productions, Inc., 4050 Glencoe Avenue, Marina Del Rey, California 90292
(3) Mr. Steven J. Muehler is the Chief Financial Officer of Yokal Productions, Inc.
(4) Mr. Steven J. Muehler is the Founder, Chief Executive Officer and Majority Shareholder of the Alternative Securities Markets Group Corporation.
(5) Mr. Steven J. Muehler: Yokal Productions, Inc, 4050 Glencoe Avenue, Marina Del Rey, California 90292

(f) Promoters of the issuer

Company:
Yokal Productions, Inc.
4050 Glencoe Avenue
Marina Del Rey, California 90292
(619) 600-0578
http://www.YokalSports.com
Email: Christopher@YokalSports.com

Broker-Dealer:
Alternative Securities Market, LLC
4050 Glencoe Avenue
Marina Del Rey, California 90292
Phone: (213) 407-4386
http://www.ASMGCorp.com
Email: Legal@ASMMarketsGroup.com

g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

Underwriter:
Alternative Securities Markets Group Corporation
4050 Glencoe Avenue
Marina Del Rey, California 90292
Phone: (213) 407-4386
Email: Legal@ASMGCorp.com
Website: http://www.ASMGCorp.com

(i) through (m) None

Item 2. Application of Rule 262.

(a) (b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver if disqualification has been applied for, accepted or denied.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing its' products and marketing plans.

Item 4. Jurisdictions in which Securities are to be offered.

(a) The Securities to be offered in connection with this proposed offering shall be offered by:

Broker Dealer:
Alternative Securities Market, LLC
A Wholly Owned Subsidiary of Alternative Securities Markets Group Corporation
California Registered Broker-Dealer

Broker-Dealer Corporate:
Alternative Securities Market, LLC
4050 Glencoe Avenue
Marina Del Rey, California 90292
Website: http://www.ASMGCorp.com
Mr. Steven Joseph Muehler, Chief Executive Officer
Direct: (213) 407-4386
Email: Legal@ASMMarketsGroup.com

(b) The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as necessary:

- California

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Market, Inc., a Wholly Owned subsidiary of Alternative Securities Markets Group Corporation. The Alternative Securities Market, LLC is the exclusive Broker-Dealer for all Issuers on the Alternative Securities Market. The Alternative Securities Market can be accessed at: http://www.ASMGCorp.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Yokal Productions Inc.** and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

The Company was formed as a California Stock Corporation in January of 2015. Upon its incorporation as a Stock Corporation, the Company issued 100% of its issued Common Stock (100,000 Common Stock Units) to:

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
Mr. Christopher Pappas Chief Executive Officer 4050 Glencoe Avenue Marina Del Rey, California 90292	Common Stock: 97,000 Shares (97%) Preferred Stock: No Shares	Common Stock: 97,000 Shares (97%) Preferred Stock: No Shares
Alternative Securities Markets Group Corporation Advisor & Underwriter 4050 Glencoe Avenue Marina Del Rey, California 90292	Common Stock: 3,000 (3%) Preferred Stock: No Shares	Common Stock: 3,000 Shares (3%) Preferred Stock: No Shares

Item 6. Other Present or Proposed Offerings.

The issuer is also presently offering this same offering to Non-U.S. Citizen Pursuant to Regulation S

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Item 7. Marketing Arrangements.

There is a Broker-Dealer marketing arrangement with respects to this offering, with the Alternative Securities Market, LLC, and its details are part of the Exhibits of this Registration Statement.

There are no other marketing arrangements with respects to this offering.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors, and my Licensed Members of Alternative Securities Market, LLC.

There are no plans to stabilize the market for the securities to be offered.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document.

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification

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Yokal Productions, Inc.

Corporate:
Yokal Productions, Inc.
4050 Glencoe Avenue
Marina Del Rey, California 90292
(619) 600-0578
http://www.YokalSports.com

Best Efforts Offering of 10,000 9% Convertible Preferred Stock Units

Offering Price per 9% Convertible Preferred Stock Shares: $100.00 (USD)

Minimum Offering: 100 9% Convertible Preferred Stock Shares

Maximum Offering: 10,000 9% Convertible Preferred Stock Shares

DIVIDEND POLICY: Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Company's Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.

The proposed sale will begin as soon as practicable after this Offering Circular has been qualified by the Securities and Exchange Commission. The Offering will close upon the earlier of (1) the sale of 10,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

THERE IS, AT THIS TIME, NO PUBLIC MARKET FOR THE SECURITIES.

DATED: FEBRUARY 2ND, 2015

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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ITEM 2: DISTRIBUTION SPREAD

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	------	$100.00	$10.00	$90.00
Total Minimum	100	$10,000	$1,000	$9,000
Total Maximum	10,000	$1,000,000	$100,000	$900,000

1) We are offering a maximum of 10,000 9% Convertible Preferred Stock Shares at the price indicated. See "Terms of the Offering."

(2) Up to 10% of the Gross Offering Proceeds are expected to cover all costs of Direct Public Offering, which includes (but is not limited to) the costs of: offering preparation, filing, printing, legal, accounting, Broker-Dealer Commissions and other fees and expenses related to the

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL OR CANCELLATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT

ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

Broadcast Media / Media Broadcasting Company Investment Industry Risks

Media Broadcasting Industry investments are subject to varying degrees of risk. The yields available from equity investments in Media Broadcasting Companies depends on the amount of income earned and capital appreciation generated by the company as well as the expenses incurred in connection therewith. If any of the Company's products or services does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's products and services may be adversely affected by the general economic climate, Broadcast Media market conditions such as oversupply of related products and services, or a reduction in demand for Broadcast Media products and services in the areas in which the Company's products and services are located, competition from other Media Broadasting products and services suppliers, and the Company's ability to provide adequate Broadcast Media products and services. Revenues from the Company's products and services are also affected by such factors such as the costs of production and general regional and national market conditions.

Because Media Broadcasting Industry investments are relatively illiquid, the Company's ability to vary its Broadcast Media products and services portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its assets. No assurance can be given that the fair market value of the assets acquired by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Common Stock Units is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

We Operate in an Immature Industry and have a Relatively New Business Model, which makes it Difficult to Evaluate our Business and Prospects

We expect to derive nearly all of our revenue from the sale of our media, online marketing and other media services, which is an immature industry that has undergone rapid and dramatic changes in its short history. The industry in which we operate is characterized by rapidly-changing Internet Media, evolving industry standards, and changing user and client demands. Our business model is also evolving and is distinct from many other companies in our industry, and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Any evaluation of our business and our prospects must be considered in light of these factors and the risks and uncertainties often encountered by companies in an immature industry with an evolving business model such as ours. Some of these risks and uncertainties relate to our ability to:

- Expand client relationships (Media Partners);
- Increase the number of visitors to our;
- Grow relationships with third-party website publishers and other sources of web visitors;
- Expand operations and implement and improve our operational, financial and management controls;
- Raise capital at attractive costs, or at all;
- Acquire and integrate websites and other businesses;
- Attract and retain qualified management, employees and independent service providers;
- Successfully introduce new processes and technologies and upgrade our existing technologies and services;
- Protect our proprietary technologies and intellectual property rights; and
- Respond to government regulations relating to the Internet, personal data protection, email, software technologies and other aspects of our business.

If we are unable to address these risks, our business, results of operations and prospects could suffer

We Depend on Internet Search Companies to attract a Significant Portion of the Visitors to our Websites, and any change in the Search Companies' Search Algorithms or Perception of us or our Industry could Result in our Website(s) being Listed Less Prominently in Either Paid or Algorithmic Search Result Listings, in which case the Number of Visitors to our Website(s) and our Revenues could Decline

We depend in significant part on various Internet search companies, such as Google, Microsoft and Yahoo!, and other search websites to direct a significant number of visitors to our website(s) to provide our online services to our clients. Search websites typically provide two types of search results, algorithmic and paid listings. Algorithmic, or organic, listings are determined and displayed solely by a set of formulas designed by search companies. Paid listings can be purchased and then are displayed if particular words are included in a user's Internet search. Placement in paid listings is generally not determined solely on the bid price, but also takes into account the search engines' assessment of the quality of website featured in the paid listing and other factors. We rely on both algorithmic and paid search results, as well as advertising on other websites, to direct a substantial share of the visitors to our website(s).

Our ability to maintain the number of visitors to our websites from search websites and other websites is not entirely within our control. For example, Internet search websites frequently revise their algorithms in an attempt to optimize their search result listings or to maintain their internal standards and strategies. Changes in the algorithms could cause our website(s) to receive less favorable placements, which could reduce the number of users who visit our website(s). We expect to experience fluctuations in the search result rankings for our website(s). We may make decisions that are suboptimal regarding the purchase of paid listings or our proprietary bid management technologies may contain defects or otherwise fail to achieve their intended results, either of which could also reduce the number of visitors to our websites. We may also make decisions that are suboptimal regarding the placement of advertisements on other websites and pricing, which could increase our costs to attract such visitors or cause us to incur unnecessary costs. Our approaches may be deemed similar to those of our competitors and others in our industry that Internet search websites may consider to be unsuitable or unattractive. Internet search websites could deem our content to be unsuitable or below standards or less attractive or worthy than those of other or competing websites. In either such case, our website(s) may receive less favorable placement. Any reduction in the number of visitors to our websites would negatively affect our ability to earn revenue. If visits to our website(s) decrease, we may need to resort to more costly sources to replace lost visitors, and such increased expense could adversely affect our business and profitability.

Any Failure of our Telecommunications Providers to Provide Required Transmission Capacity to us Could Result in Interruptions in our Service

Our operations are dependent upon transmission capacity provided by third-party telecommunications providers. Any failure of such telecommunications providers to provide the capacity we require may result in a reduction in, or termination of, service to our customers. This failure may be a result of the telecommunications providers or Internet service providers choosing services that are competitive with our service, failing to comply with or terminating their agreements with us or otherwise not entering into relationships with us at all or on terms commercially acceptable to us. If we do not have access to third-party transmission capacity, we could lose customers or fees charged to such customers, and our business and financial results could suffer.

THE MARKETS IN WHICH WE OPERATE ARE HIGHLY COMPETITVE AND WE MAY BE UNABLE TO COMPETE SUCCESSFULLY AGAINST NEW ENTRANTS AND ESTABLISHED COMPANIES WITH GREATER RESOURCES.

We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing. Many of our current competitors, as well as a number of our potential competitors, have longer operating histories, greater name recognition and substantially greater financial, technical and marketing resources than we do. Some of our current or potential competitors have the financial resources to withstand substantial price competition. Moreover, many of our competitors have more extensive customer bases, broader customer relationships and broader industry alliances that they could use to their advantage in competitive situations, including relationships with many of our potential customers. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements.

As competition in the Internet content delivery market continues to intensify, new solutions will come to market. We are aware that other companies will in the future focus significant resources on developing and marketing similiar products and services that will compete with Yokal Production, Inc.

Increased competition could result in:

- Price and Revenue Reductions and Lower Profit Margins;
- Increased Cost of Service from Telecommunications Providers;
- Loss of Customers; and
- Loss of Market Share

Any one of these could materially and adversely affect our business, financial condition and results of operations.

Our Business will Suffer if we are Not Able to Scale our Network as Demand Increases

We have had only limited deployment of our Internet content delivery service to date, and we cannot be certain that our network can connect and manage a substantially larger number of customers at high transmission speeds. Our network may not be scalable to expected customer levels while maintaining superior performance. In addition, as customers' usage of bandwidth increases, we will need to make additional investments in our infrastructure to maintain adequate downstream data transmission speeds. We cannot assure you that we will be able to make these investments successfully or at an acceptable cost. Upgrading our infrastructure may cause delays or failures in our network. As a result, in the future our network may be unable to achieve or maintain a sufficiently high transmission capacity. Our failure to achieve or maintain high capacity data transmission could significantly reduce demand for our service, reducing our revenue and causing our business and financial results to suffer.

Our Business will Suffer if we Do Not Respond to Technological Changes

The market for Internet content delivery services is likely to be characterized by rapid technological change, frequent new product and service introductions and changes in customer requirements. We may be unable to respond quickly or effectively to these developments. If competitors introduce products, services or technologies that are better than ours or that gain greater market acceptance, or if new industry standards emerge, our Internet based broadcast service may become obsolete, which would materially and adversely affect our business, results of operations and financial condition.

In developing our Internet based broadcast service, we have made, and will continue to make, assumptions about the standards that our customers and competitors may adopt. If the standards adopted are different from those which we may now or in the future promote or support, market acceptance of our Internet broadcast service may be significantly reduced or delayed and our business will be seriously harmed. In addition, the introduction of services or products incorporating new technologies and the emergence of new industry standards could render our existing services obsolete.

The Company is a Development Stage Business, and all Risks Associated with an Early Stage Company

Yokal Productions, Inc. commenced operations in February of 2015 as a California Stock Corporation. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Yokal Productions, Inc. will operate profitably.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $10,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Investment Holding Account to the Company. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

The Company is Dependence on Current Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of Mr. Christopher Pappas, the Company's Founder and Chief Executive Officer, and Mr. Steven J. Muehler, the Company's Chief Executive Officer.

The Company Could Potentially Face Risks Associated with Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Control by Management

As of February 1st, 2014 the Company's Managers owned approximately 100% of the Company's outstanding Common Stock Units and 0% of the Company's Preferred Stock Units. Upon completion of this Offering, The Company's Management will own approximately 95% of the outstanding Common Stock Units of the Company and 0% of the outstanding Preferred Stock Units of the Company. Investors will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker - Dealer Sales of Units

The Company's Preferred Stock Units and Common Stock Units are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Preferred Stock or Common Stock Units of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Preferred Stock Units and Common Stock Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

Prior to this offering, there has been no public market for the Company's Preferred Stock. The Company's Preferred Stock will not be listed on any regulated securities exchange. There can be no assurance that an active trading market for the Company's Preferred Stock will develop, or, if developed, that an active trading market will be maintained. If an active market is not developed or sustained, the market price and liquidity of the Company's Preferred Stock may be adversely affected.

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Unavailability of Rule 144 for Resales

The Company may be regarded under Rule 12b-2 of the Securities Exchange Act of 1934 as a shell company. Shareholders who hold shares which are not subject to a registration statement under the Securities Act often rely upon Rule 144 for their resale. Rule 144 is not available for the resale of securities initially issued by either reporting or non-reporting shell companies (other than a business combination related shell company) or an issuer that has been, at any time previously, a reporting or non-reporting shell company, unless the issuer meets specified conditions. A security holder may resell securities pursuant to Rule 144's Safe Harbor if the following conditions are met:

1) The Issuer of Securities that was formerly a reporting or non-reporting company has ceased to be a shell;
2) The Issuer of the Securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
3) The Issuer of the Securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
4) At least one year has elapsed from the time the issuer filed current Form 10 type information with the SEC reflecting its

status as an entity that is not a shell company.

Dilution

The Company, for business purposes, may from time to time issue additional shares, which may result in dilution of existing shareholders. Dilution is a reduction in the percentage of a stock caused by the issuance of new stock. Dilution can also occur when holders of stock options (such as company employees) or holders of other optionable securities exercise their options. When the number of shares outstanding increases, each existing stockholder will own a smaller, or diluted, percentage of the Company, making each share less valuable. Dilution may also reduce the value of existing shares by reducing the stock's earnings per share. There is no guarantee that dilution of the Common Stock will not occur in the future.

The Company's Preferred Stock is Equity and is Subordinate to all of our Existing and Future Indebtedness; our ability to Declare Annual Dividends on the Preferred Stock may be Limited

The Company's Preferred Stock Units are equity interest in the Company and do not constitute indebtedness. As such, the Preferred Stock will rank junior to all indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, where principal and interest would be customarily be payable on specified due dates, in the case of preferred stock, like the Preferred Stock being offering through this Offering, (1) dividends are payable only when, as and if authorized and declared by the Company's Board of Directors and (2) as an early stage company, our ability to declare and pay dividends is subject to the Company's ability to earn net income and to meet certain financial regulatory requirements.

Dividends on the Company's Preferred Stock is Cumulative

Dividends on the Company's Preferred Stock is Cumulative. If the Company's Board of Directors does not authorize and declare a dividend for any dividend period, holder of the Company's Preferred Stock will not be entitled to receive a dividend cash payment for such period, and such undeclared dividend will accrue and become payable at a later dividend payment date. The Company's Board of Directors may determine that it would be in the Company's best interest to pay less than the full amount of the stated dividend on our Preferred Stock, at which time the undeclared portion of the dividend will accrue and become payable at a later dividend payment date. Factors that would be considered by the Company's Board of Directors in making this determination are the Company's financial condition and capital needs, the impact of current and pending legislation and regulations, economic conditions, tax considerations, and such other factors as our Board of Directors may deem relevant.

Certain Factors Related to Our Common Stock

Because the Company's Common Stock may be considered a "penny stock," and a shareholder may have difficulty selling shares in the secondary trading market.

The Company's Common Stock Securities may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be

caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Broadcast Technology Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable California Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

NOTICE REGARDING AGREEMENT TO ARBITRATE

THIS OFFERING MEMORANDUM REQUIRES THAT ALL INVESTORS ARBITRATE ANY DISPUTE ARISING OUT OF THEIR INVESTMENT IN THE COMPANY. ALL INVESTORS FURTHER AGREE THAT THE ARBITRATION WILL BE BINDING AND HELD IN THE STATE OF CALIFORNIA, IN THE COUNTY OF LOS ANGELES. EACH INVESTOR ALSO AGREES TO WAIVE ANY RIGHTS TO A JUR TRIAL. OUT OF STATE ARBITRATION MAY FORCE AN INVESTOR TO ACCEPT A LESS FAVORABLE SETTLEMENT FOR DISPUTES. OUT OF STATE ARBITRATION MAY ALSO COST AN INVESTOR MORE TO ARBITRATE A SETTLEMENT OF A DISPUTE.

Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

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ITEM 4. PLAN OF DISTRIBUTION

A maximum of 10,000 9% Convertible Preferred Stock Shares are being offered to the public at $100 per 9% Convertible Preferred Stock Unit. A minimum of $10,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $1,000,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $10,000 has been reached.

A minimum of $10,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $1,000,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $10,000 has be reached. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be Promptly Refunded without interest or deduction.

The Offering is on a "Best Efforts" basis and is being offered by Alternative Securities Market, LLC, a California Broker-Dealer, as well as directly by the Company and its Management. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription Agreement. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

The Company, and the Broker-Dealer, will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, Inc., the parent company of the Company's Broker Dealer. The website can be viewed at **http:www.ASGMCorp.com**.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Yokal Productions, Inc**. and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

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ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $1,000,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

	Offering Price	Estimated Cost of Offering & Selling Commissions (1)	Proceeds to Company
Per Security	——		
If 10% of the Offering is Sold (1,000 Shares)	**$100 Per Share = $100,000**	**$10,000**	**$90,000**
If 25% of the Offering is Sold (2,500 Shares)	**$100 Per Share = $250,000**	**$25,000**	**$225,000**
If 50% of the Offering is Sold (5,000 Shares)	**$100 Per Share = $500,000**	**$50,000**	**$450,000**
If 75% of the Offering is Sold (7,500 Shares)	**$100 Per Share = $750,000**	**$75,000**	**$675,000**
If 100% of the Offering is Sold (10,000 Shares)	**$100 Per Share = $1,000,000**	**$100,000**	**$900,000**

Footnotes:

(1) Includes estimated memorandum preparation, filing, printing, legal, accounting, Broker-Dealer and other fees and expenses related to the Offering.

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Use of Investment Proceeds:

Yokal Productions will have the following use of proceeds with a brief description.

1. Yokal Productions currently operates in 3 DMAs; Los Angeles, CA, Minneapolis, MN and North New Jersey
2. Expanding to additional DMAs by creating customers who pay a monthly fee for video packages
3. Company is operating by setting monthly budgets for each DMA we produce video in
4. Each market has a General Editor who manages that DMA
5. General Editor chooses the game and ensures video formats are consistent, manage scholarship programs, select Sports Reporters to cover games and produce highlight packages
6. Video Editors will be based in Minneapolis, MN and will be in one location to keep costs low
7. Customers Development team is in charge of finding customers and closing deals for video packages -- we have 1 signed customer deal and between 8-10 initial conversations.
8. Platforms & Products will manage all technology related parts of company
9. Content Management is the management, storage and tacking of all the video we produce
10. Sports Reporter are currently employees who receive $50 per game

Item	*Maximum Range Amount*	*Maximum Allocation of Funds*	*Mid-Range Amount*	*Mid Allocation of Funds*	*Minimum Range*	*Minimum Allocation*
Monthly Fee Per DMA	$8,000	$8,000	$5,000	$5,000	$3,000	$3,000
Minimum number of DMAs	10	10	6	6	3	3
General Editors	$220,000	22%	$90,000	18%	$27,000	27
Yokal Sports Sports Reporter	$80,000	8%	$60,000	12%	$14,000	14
Video Editors	$180,000	18%	$75,000	15%	$14,000	14
Scholarships	$150,000	15%	$75,000	15%	$12,000	12
Platforms & Products	$100,000	10%	$65,000	13%	$10,000	10
Content Management	$50,000	5%	$25,000	5%	$4,000	4
Travel	$40,000	4%	$20,000	4%	$3,000	3
Insurance	$50,000	5%	$25,000	5%	$3,000	3
Legal & Accounting	$80,000	8%	$40,000	8%	$8,000	8
Offering Expensese	$50,000	5%	$25,000	5%	$5,000	5
TOTAL	$1,000,000	100%	$500,000	100%	$100,000	100

The above allocation of Funds Table provides above provides the use of funds based on raising $1,000,000 USD. If the total offering is not met, management will distribute the funds on a percentage weighted basis according to the Allocation of Funds Table provided above.

ITEM 6. DESCRIPTION OF BUSINESS

Yokal Productions produces local video for over-the-top video providers (OTTs). Yokal Sports is the first brand. Yokal Sports is a multi-channel network (MCN) for school sports.

Our investors should recognize we are disrupting a large market. Below is our Total Available Market Analysis.

Total Available Market Analysis

PAY VIDEO COMPANIES
Disney – 144 BB
21st Century Fox – 76 BB
Comcast – 138 BB
Time Warner – 70 BB
CBS – 35 BB

Total 453 BB

PIPES / DISTRIBUTION
Verizon – 204 BB
AT&T – 182 BB
DirecTV – 50 BB
Dish – 28 BB
Cox – 13 BB
Charter – 16 BB
Cablevision – 5 BB

Total 484 BB

ADVERTISING / MARKETING
WPP – 28 BB
Omnicom – 19 BB
Publicis – 13 BB
Interpublic - 8 BB

Total 66 BB

Broadcasters
Gannettt – 7 BB
Tribune – 8 BB
Sinclair – 4 BB
Nexstar – 1.5 BB

Total 22 BB

Aggregate Total 1.025 Trillion Market Cap
160 Billion in Annual Revenue

OVER THE TOP PLATFORMS

Amazon
Apple
Chrome
Roku
X-Box
Playstation
Sling TV

Our advantages:

1. Significantly lower cost structure
2. Economies of multiple markets
3. Local Global Social
4. Strong demand
5. Limited supply
6. Multiple screens
7. Sharing economy
8. Relationships with customers – both enterprise and consumers
9. No entrenched models
10. Doing something positive

If we disrupt .5% of this market the Yokal Productions could have a 5 BB market cap with each .5% being worth another 5 BB - that is just in America too.

Yokal Sports Current Network of School Channels

The first phase for Yokal Sports is to build a network of school channels. These channels will eventually be 99% produced by students who are at the game and get published on our network. Our goal is give away $5,000 scholarships to students to cover the most games, generate the most views and become the best Sports Reporters.

A few examples of current channels;

http://vimeo.com/popejohnxxiii
https://vimeo.com/edinays
https://vimeo.com/hopkinsys
https://vimeo.com/edenprairieys
https://vimeo.com/benildestmarg
http://vimeo.com/applevalleyys

Additional schools with a channel:

Twin City Schools

1. **Eden Prairie**
2. **Minnetonka**
3. **Edina**
4. **Hopkins**
5. **Apple Valley**
6. **Duluth East**
7. **Blaine**
8. **Benilde St. Margarets**
9. **Hill Murray**
10. **St. Thomas**
11. **Lakeville North**
12. **Lakeville South**
13. **Hermantown**
14. **Duluth East**
15. **Eastview**
16. **Moorehead**
17. **Osseo**
18. **Maple Grove**
19. **Minneapolis South West**
20. **East Ridge**
21. **Coon Rapids**
22. **Breck**
23. **South St. Paul**
24. **Roseville**
25. **Totino Grace**
26. **Chisago Lakes**
27. **Camplin Park**
28. **New Ulm**
29. **Burnsville**
30. **Wayzetta**
31. **Centennial**
32. **Forrest Lake**

Los Angeles Schools

1. **Calabasas**
2. **Inglewood**
3. **Creskill**
4. **Verona**
5. **Redondo Union**
6. **Long Beach Polly**
7. **St. John Bosco**
8. **Santa Monica**
9. **Campbell Hall**
10. **Taft**
11. **Serra**
12. **Compton**
13. **Westchester**
14. **Long Beach Polly**
15. **Narbone**
16. **Hart**
17. **Mayfair**
18. **Lawn Dale**

North New Jersey Schools

1. **Delbarton**
2. **Bergen Catholic**
3. **Bishiop Eustace**
4. **Don Bosco Prep**
5. **Pope John XXIII**
6. **Linden**
7. **Elizabeth**
8. **Madison**
9. **Millburn**
10. **Parsippany Hills**
11. **Cranford**
12. **Pascack Valley**
13. **Paramus**
14. **Sparta**
15. **Riverdell**
16. **St. Peters Prep**
17. **Paramus Catholic**
18. **Mahwah**

Yokal Productions creates multi-channel networks (MCN) that lead to over the top local video services (OTT). Yokal Sports is our first brand is a MCN dedicated to covering school sports.

Yokal Sports Production Process

Our production process is built around 2 main points; cost and scale

1. Cost -- the average television station in a top 20 market has an annual operating budget between $15 - 20 mm per year. Our operating cost on a per market basis to start will be around $8,000 - $10,000 per month. We are able to attain this cost structure because we are a bottom up and top down video company. We will pay Reporters to attend a few games and get video; most of our video will be submitted by students who are already at these games. Our main focus is to inspire these students to become Sports Reporters and potentially earn scholarships based on their work. As our business expands and we give away scholarships our per market costs will increase slightly however we will always have a per market cost structure that is as much lower than any company. We believe in the concept of lean startups and we will always keep our per market costs extremely low compared to existing companies.

2. Scale -- There are 204 direct marketing areas (DMAs) in America. The largest station groups operate in between 20 - 25 of those markets. Our plan is to produce video in each DMA in America and to maximize the benefits of this scale. We will eventually create an affiliate program so people can own a small business and help us quickly get to additional markets. Eventually, we will look to expand to other countries and have that affiliate program be a huge part of our future growth.

Yokal Productions Revenue

There are 3 ways companies can generate revenue 1) sell something to an enterprise 2) sell something to a consumer and 3) allow marketers to sell their products through your audience

Yokal Productions will eventually take advantage of all three of these revenue streams. However we believe the best way to start is to create enterprise customers.

1. Enterprise Customers -- Our enterprise video solutions are for local media brands and technology platforms. Each of these companies need low cost local video that they will make money from. Our videos will help them become more local and give video packages that can provide revenue growth. We currently have 1 enterprise customer and are in active discussions with 8 - 10 other companies. We have a list of over 2,000 potential enterprise customers that we will eventually talk with.
2. Consumer Customers -- Once we are operating in 10 DMAs Yokal Productions will introduce direct to consumer options that will allow for people to become Yokals. Our prices will start at 1.99 per month and we will offer a comprehensive package for local sports fans, athletes and parents.

3. Marketing Solutions --- After reaching 25 DMAs we will approach fortune 100 companies about our marketing solution packages. The packages will be designed to use school sports to make these companies seem active and positive in the communities we are operating in. Eventually we will also add a self service option for local business who will sponsor the individual school teams where 80% of that revenue goes back to the school.

Yokal Productions is the True Next Generation of Multi-Channel Media Company that shall empower creators, grow brands and build audiences. Yokal Productions will become the brand dedicated Premium School Sporting news, information and entertainment, with more than 500 Million Potential Subscribers within our first three years of operations expected, and 600 channels expected to be created each year, and an estimated billion views expected each month within our first year of production.

*** COURTESY OF THE NY POST FEBRUARY 16TH 2015*

MILLENNIALS DITCHING THEIR TV SETS AT A RECORD RATE

By Claire Atkinson
February 16, 2015 | 9:59pm



Millenials like this couple are watching less TV than ever before. Photo: Getty Images

The biggest TV drama among millennials is playing off screen. So far this season, younger viewers, the most important audience for advertisers, have ditched their TV sets at more than double the rate of previous years, new Nielsen figures show. Traditional TV usage — which has been falling among viewers ages 18 to 34 at around 4 percent a year since 2012 — tumbled 10.6 percent between September and January.

In the era of smartphones and Netflix, it's no surprise that traditional TV is losing relevance for younger viewers. But the sudden acceleration is alarming to even the most seasoned analysts.

"The change in behavior is stunning. The use of streaming and smartphones just year-on-year is double-digit increases," Alan Wurtzel, NBCUniversal's audience research chief, told The Post. "I've never seen that kind of change in behavior."

Brad Adgate, Horizon Media's chief researcher and often one of the first to spot trouble, was equally surprised at the sudden drop. "Usage is really down in the 18- to 34-year-old demographic this season," he said.

This season's steep slide means there are almost 20 percent fewer young adults watching their TV sets in primetime than four years ago.

In 2011, 21.7 million young adults tuned in to their TV sets. By the end of last month, that figure had fallen to 17.8 million, according to Nielsen figures. Adding insult to injury, the median age of the TV audience hit 50 this year. That's older than the 18- to 49-year-old audience that network executives have banked on for decades. If the TV-as-an-anachronism trend holds, the implications for the media industry are huge, possibly causing a seismic shift in the $80 billion TV ad market.

Of course, the trend of zero TV doesn't mean zero video. Millennials are watching online video from Netflix, Amazon Prime, HBO GO and other "streaming" sources. Consumption of video is bigger than ever. Wurtzel's research shows a year-over-year increase of 22 percent in subscription video viewing in 2014, and a 26 percent rise in "binge viewing."

The problem is finding those missing viewers — or measuring them. Nielsen's traditional ratings don't capture the full picture, making it tough for networks to monetize viewers who watch shows on smartphones, tablets and other devices. Network executives are trying to get around the problem. Media giant Viacom, which owns MTV, Comedy Central and other younger-skewing networks, said recently that around 30 percent of its ad deals are based on non-Nielsen data sources.

"Industrywide declines in ratings are generating debate about ways to close the gap between currently accepted ratings and actual consumption," Viacom CEO Philipe Dauman said in a recent earnings call.
NBC hopes to juice ratings with data on viewers who are watching shows via NBC.com and online hub Hulu. To bolster its case, the network points out that an additional half-million viewers ages 18 to 49 watch the hit show "The Blacklist" on digital devices.

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B. EXIT STRATEGIES

The term of the Investment detailed in this offering is expected to be at least two years, but no greater than five years, and the final exit of the Company will come through one of the following methods:

- Become publicly listed:
  - U.S. OTCQB or OTCQX Listing - Summer / Fall 2015
  - Bermuda Stock Exchange Mezzanine Market - Spring / Summer 2015
  - Frankfurt or Berlin Stock Exchange Open Market - Spring / Summer 2015
- Move to a regulated within 24-36 months of Listing
  - U.S. NASDAQ Met - 2016 or 2017
  - Bermuda Stock Exchange Regulated Market - 2016 or 2017
  - Frankfurt Stock Exchange Regulate Market - 2016 or 2017
- Acquisition or Sale of the Company

C. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $1,000,000

Company Structure

- Private early stage Internet Broadcast Media Company.
- California Stock Corporation (Formed January of 2015).
- ONE HUNDRED MILLION Shares of Common Stock Authorized, ONE MILLION Shares of Preferred Stock Authorized
- ONE HUNDRED THOUSAND Shares of Common Stock Issued and Outstanding.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding.
- TEN THOUSAND Shares of Preferred Stock will be Issued and Outstanding at the Completion of this Offering.
- Preferred Stock Holders have no voting rights until Shares are converted to Common Stock.

Minimum Equity Commitment

- One 9% Convertible Preferred Stock Units.

Dividend Policy

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

D. The Offering

The Company is offering a maximum of 10,000 9% Convertible Preferred Stock Units at a price of $100.00 per Unit, with all Units having no par value.

E. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

F. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the development and growth of the Company's Broadcast Marketing and Advertising products and services. See "USE OF PROCEEDS" section.

G. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company. See "PLAN OF PLACEMENT " section.

H. Preferred & Common Stock Units

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Preferred Stock Units of the Company's Preferred stock will be held as follows:

- Company Founders & Current Shareholders 0%
- New Shareholders 100%

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Common Stock Units of the Company's Common Stock will be held as follows:

- Company Founders & Current Shareholders 100%
- New Shareholders 0%

I. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

J. Company Share Purchase Warrants

The Company has no outstanding warrants for the purchase of shares of the Company's Common Stock.

K. Company Stock Options

The Company has not issued any stock options to current and/or past employees or consultants.

L. Company Convertible Securities

The Company, at the completion of this Offering will have 10,000 9% Convertible Preferred Stock Shares Issued.

- ***Terms of Conversion or Repurchase by the Company:***
  - All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:
    - YEAR 2: (Shareholder Conversion Option)
      - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $100.00
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
    - YEAR 3: (Shareholder Conversion Option)
      - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $100.00
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)
    - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $100.00
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
    - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $100.00
    - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

The Company has not issued any additional Convertible Securities other than those listed and detailed above.

M. Stock Option Plan

The Board has not adopted a stock option plan. If a plan is adopted in the future, the plan will administered by the Board of Directors or a committee appointed by the board (the "committee"). The committee will have the authority to modify, extend or renew outstanding options and to authorize the grant of new options in substitution therefore, provided that any such action may not, without the written consent of the optionee, impair any rights under any option previously granted.

N. Reporting

The Company will be required to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesMarket.com. Further, the Company will also voluntarily send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

O. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

P. Subscription Period

The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 10,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $10,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $10,000 will be held in an investment escrow account, and only after $10,000 in securities has been sold to investors (One Hundred 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

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Q. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in Yokal Productions, Inc.

The Company	Yokal Productions, Inc. is a California Stock Corporation.
Company Managers	Biographies of all Managers can be found starting on Page 32 of this Offering.
Minimum Capital Commitment	Each investor will be required to make an investment of a minimum of one 9% Convertible Preferred Stock Units.
The Offering	The Company is seeking capital commitments of $1,000,000 from Investors. The securities being offered hereby consists of up to 10,000 9% Convertible Preferred Stock Units of the Company, priced at $100.00 per Unit subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company.
Term of the Offering	The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 10,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $10,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $10,000 will be held in an investment escrow account, and only after $10,000 in securities has been sold to investors (One Hundred 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction
Conversion Option / Mandatory Conversion	All 9% Convertible Preferred Stock Units must be converted to Company Common Stock, either in the second, third, fourth or fifth year under the following terms and conditions at the Shareholder's Option:

- **Year 2: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 3: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, and if declared by the Board of Directors, or an authorized committee of the Board of Directors,

at an annual rate of 9.00% on the stated value of $100.00

The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 4: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 5: (Optional & Mandatory Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

  Mandatory Conversion: On the last business day of the 5th year of the investment, the Shareholder MUST convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing.

Investment Period The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.

Voting Rights Preferred Stock has NO VOTING RIGHTS

Reports to Investors The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.

Valuations The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.

Indemnification	The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.
Listings and Admissions to Trading	Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company's address is 4050 Glencoe Avenue, Marina Del Rey, California 90292. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	Position
Mr. Christopher Pappas (38)	***Founder, Chairman & CEO***

Christopher is the Founder, Chairman and CEO of Yokal Productions. He is responsible for setting the firms overall direction and development of its core culture. He leads the design of Yokal Productions' video strategies, the company's management infrastructure and local media / video models. YokalSports.com was purchased in March 2005 and Christopher has been working on creating a local video model most days since then. He received a Bachelor of Arts in economics from Franklin & Marshall College where he was the captain of the Men's basketball team.

Mr. Steven J Muehler (Age: 39) ***Chief Financial Officer***

Mr. Steven J. Muehler is the Founder and Chief Executive Officer for Blue Coast Securities Corporation (July of 2008) & Alternative Securities Markets Group (Sept of 2014).

Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology.

Prior to founding Blue Coast Securities Corporation in 2008, Mr. Muehler served four years in the United States Marine Corps before attending college in South Carolina (1995 to 1999). After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and Two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "Steve Muehler, On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: http://www.SteveMuehler.comand at www.AlternativeSecuritiesMarket.com.

B. *Significant Employees*. All Members of Yokal Productions, Inc. as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of Yokal Productions, Inc. listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships*. None.

D. *Involvement in Certain Legal Proceedings*. There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In November of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of Yokal Productions, Inc. will be entitled to receive an annual salary of:

Mr. Christopher Pappas	Founder & CEO	$75,000
Mr. Steven J. Muehler	Chief Financial Officer	$50,000

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any employee of the Company beyond those listed above.

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ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **3% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
Mr. Christopher Pappas Chief Executive Officer Yokal Productions, Inc. 4050 Glencoe Avenue Marina Del Rey, California 90292	Common Stock: 97,000 Shares (97%) Preferred Stock: No Shares	Common Stock: 97,000 Shares (97%) Preferred Stock: No Shares
Alternative Securities Markets Group Corporation Yokal Productions, Inc. 4050 Glencoe Avenue Marina Del Rey, California 90292	Common Stock: 3,000 Shares (03%) Preferred Stock: No Shares	Common Stock: 3,000 Shares (03%) Preferred Stock: No Shares

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

Our majority stockholder is Mr. Christopher Pappas, the Company's Founder and Chief Executive Officer. This sole shareholder currently owns the majority of the issued and outstanding controlling Common Stock Units of Yokal Productions, Inc. Consequently, this sole shareholder controls the operations of the Company and will have the ability to control all matters submitted to Stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Pappas thus has complete control over the Company's management and affairs. Accordingly, this sole owner may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

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ITEM 12. SECURITIES BEING OFFERED.

9% Convertible Preferred Stock Units

A maximum of TEN THOUSAND 9% Convertible Preferred Stock Units are being offered to the public at $100.00 9% Convertible Preferred Stock Unit. A Minimum of $10,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $1,000,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $10,000 from the sale of Securities through this Offering. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

- All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

  - YEAR 2: (Shareholder Conversion Option)

    - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

  - YEAR 3: (Shareholder Conversion Option)

    - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)

    - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)

    - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
    - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

This Offering Circular relates to the offering (the "Offering") of up to 10,000 9% Convertible Stock Units in Yokal Productions, Inc. The Securities offered through this Offering have no voting rights. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 10,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

This Offering is being conducted on a "best-efforts" basis, which means the Company's Management, and Alternative Securities Market, LLC, a California Broker-Dealer, will each use all commercially reasonable efforts in an attempt to sell all Securities of this Offering. No Manager of the Company will receive any commission or any other remuneration for the sales of securities

through this Offering. In offering the Securities, the Company's Management will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Securities will be offered for sale at a fixed price of $100.00 USD per 9% Convertible Preferred Stock Unit. If all Securities are purchased, the gross proceeds to the Company will be $1,000,000.00 USD. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $10,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $10,000 will be held in a Bank escrow account, and only after $10,000 in securities has been sold to investors (One Hundred 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $10,000 is achieved, and all Investors will be subject to the terms, conditions and investment risks associated with this investment.

Except as expressly provided in this Offering, any dispute, claim or controversy between or among any of the Investors or between any Investor or his/her/its Affiliates and the Company arising out of or relating to this Offering, or any subscription by any Investor to purchase Securities, or any termination, alleged breach, enforcement, interpretation or validity of any of those agreements (including the determination of the scope or applicability of this agreement to arbitrate), or otherwise involving the Company, will be submitted to arbitration in the county and state in which the Company maintains its principal office at the time the request for arbitration is made, before a sole arbitrator, in accordance with the laws of the state of California for agreements made in and to be performed in the state of California. Such arbitration will be administered by the Judicial Arbitration and Mediation Services ("JAMS") and conducted under the provisions of its Comprehensive Arbitration Rules and Procedures. Arbitration must be commenced by service upon the other party of a written demand for arbitration or a written notice of intention to arbitrate, therein electing the arbitration tribunal. Judgment upon any award rendered by the arbitrator shall be final and may be entered in any court having jurisdiction thereof. No party to any such controversy will be entitled to any punitive damages. Notwithstanding the rules of JAMS, no arbitration proceeding will be consolidated with any other arbitration proceeding without all parties' consent. The arbitrator shall, in the award, allocate all of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party, against the party who did not prevail.

NOTICE: By executing a Subscription Agreement for this Offering, Subscriber is agreeing to have all disputes, claims, or controversies arising out of or relating to this Agreement decided by neutral binding arbitration, and Subscriber is giving up any rights he, she or it may possess to have those matters litigated in a court or jury trial. By executing this Subscription Agreement, Subscriber is giving up his, her or its judicial rights to discovery and appeal except to the extent that they are specifically provided for in this Subscription Agreement. If Subscriber refuses to submit to arbitration after agreeing to this provision, Subscriber may be compelled to arbitrate under federal or state law. Subscriber confirms that his, her or its agreement to this arbitration provision is voluntary.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock is being offered in the Offering Circular.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock"). As of February 1st, 2015 – 100,000 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock is being offered in the Offering Circular.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 1,000,000 shares of Preferred stock, no par value per share (the "Preferred Stock"). As of February 1st, 2015 – NO Preferred Stock Units were issued and outstanding. Upon the completion of this Offering, TEN THOUSAND shares of Preferred Stock will be issued and outstanding.

(c) Other *Debt Securities*. None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of February 1st, 2015, there were 100,000 shares of our Common Stock outstanding, which were held of record by approximately 2 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of February 1st, 2015, there were NO shares of our Preferred Stock outstanding, which were held of record by approximately 0 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Dividends

The Company has never declared or paid cash dividends on its Common Stock Units. The Company currently intends to retain all available funds and future earnings for use in the operation of Company business and does not anticipate paying any cash dividends in the foreseeable future to holders of our Common Stock. Any future determination to declare dividends for the Company's Common Stock Units will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of California. California General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by California's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

California's General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

FINANCIAL STATEMENTS SECTION:

Yokal Productions, Inc.
(A Development Stage Company)
BALANCE SHEET
February 1st, 2015

ASSETS		
Current Assets		
• Cash		**$1,000**
• Accounts Receivable (Capitalization Commitment)		**$0.00**
• Inventory		**$0.00**
• Prepaid Expenses		**$0.00**
• Short-term Investments		**$0.00**
	Total Current Assets	**$10,000**
Fixed (Long-Term)Assets		
• Long-Term Investments		**$0.00**
• Property & Equipment		**$0.00**
(Less Accumulated Depreciation)		**$0.00**
• Intangible Assets		
	Total Fixed Assets	**$0.00**
Other Assets		
• Deferred Income Tax		**$0.00**
• Other		**$0.00**
	Total Fixed Assets	**$0.00**
TOTAL ASSETS		**$1,000**
LIABILITIES & OWNER'S EQUITY		
Current Liabilities		**$0.00**
• Accounts Payable		**$0.00**
• Short-term Loans		**$0.00**
• Income Taxes Payable		**$0.00**
• Accrued Salaries & Wages		**$0.00**
• Unearned Revenue		**$0.00**
• Current Portion of Long-term Debt		**$0.00**
	Total Current Liabilities	**$0.00**
Long-Term Liabilities		
• Long-Term Debt		**$0.00**
• Deferred Income Tax		**$0.00**
• Other		**$0.00**
	Total Long-term Liabilities	**$0.00**
Owner's Equity		
• Owner's Investment		**$1,000**
• Accounts Receivable		**$0.00**
	Total Owner's Equity	**$0.00**
TOTAL LIABILITIES & OWNER'S EQUITY		**$1,000**

SEE NOTES TO FINANCIAL STATEMENTS

Yokal Productions, Inc.
(A Development Stage Company)
STATEMENTS OF REVENUE AND EXPENSES
February 1st, 2015 (inception)

REVENUE	February 1st, 2015
• Total Revenues	$0.00
TOTAL REVENUES	$0.00
EXPENSES	
• Accounting	$0.00
• Legal	$0.00
• Taxes, other	$0.00
• Organization Costs	$0.00
TOTAL EXPENSES	$0.00
NET LOSS	($0.00)

SEE NOTES TO FINANCIAL STATEMENTS

Yokal Productions, Inc.
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY
For the period for
February 1st, 2015 (inception)

	Founding Shareholder	Total
Founding Contribution	$1,000	$1,000
All Costs	$0.00	$0.00
Net Loss	($0.00)	($0.00)
BALANCE, January 1st, 2015	$1,000	$1,000

SEE NOTES TO FINANCIAL STATEMENTS

Yokal Productions, Inc.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
For the period for
February 1st, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	February 1st, 2015 (Inception)
• Net Loss	($0.00)
• Other	$0.00
CASH FLOWS FROM INVESTING ACTIVITIES	**February 1st, 2015 (Inception)**
• All Investing Activities	$0.00
CASH FLOWS FROM FINANCING ACTIVITIES	**February 1st, 2015 (Inception)**
• All Financing Activities	$0.00
NET INCREASE IN CASH	**$0.00**
Cash, Beginning of year	**$1,000**
Cash, End of Year	**$1,000**

SEE NOTES TO FINANCIAL STATEMENTS

Yokal Productions, Inc.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

Yokal Productions, Inc., a California Stock Corporation was formed in February of 2015. The Company was formed for the purpose of operating as an Internet Based Broadcast Company.

Upon its organization as a California Stock Corporation, the Company issued 97% of its Outstanding Common Stock Shares to Mr. Christopher Pappas, the Company's Founder, Chairman and Chief Executive Officer; and 3% of its Outstanding Common Stock Shares to Alternative Securities Markets Group Corporation.

The Company was initially capitalized by its founders with an opening deposit and balance of $1,000 USD.

NOTE 2. BASIS OF ACCOUNTING:

The Financial Statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Yokal Productions, Inc.

By: Mr. Christopher Pappas



By: ______________________
Name: Mr. Christopher Pappas
Title: Founder, Chairman and Chief Executive Officer

By: Mr. Steven J. Muehler



By: ______________________
Name: Mr. Steven J. Muehler
Title: Chief Financial Officer & Drafter of this Registration Statement

Signature Certificate

Document Reference: 7424NCJZRK49L7E2EYMNGV

RightSignature
Easy Online Document Signing

christopheryokalsports.com
Party ID: CV4EBUIAGIFG27B4IJNINC
IP Address: 24.45.143.23
VERIFIED EMAIL: christopher@yokalsports.com



30b765a0617f148432d8d0b7ac198134f06238fe



Alternative Securities Markets Group
Party ID: I5G6PWJDUIISCI7UCRAKNS
IP Address: 76.91.17.17
legal@asmmarketsgroup.com



4dd3ff2f88c66374e0e84e4b2a626093e2707360



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This signature page provides a record of the online activity executing this contract.

EXHIBITS:

EXHIBIT	DESCRIPTION	PAGES
A	Articles of Organization Yokal Productions, Inc.	
B	Bylaws Yokal Productions, Inc.	
C	Subscription Agreement Yokal Productions, Inc.	
D	Broker-Dealer & Market Listing Agreement Yokal Productions, Inc. & Alternative Securities Markets Group	
E	California Broker-Dealer Filing Alternative Securities Market, LLC (Filed February 2015)	
F	Legal Opinion Letter	To Be Filed Later
G	Copy of Company page at: http://www.AlternativeSecuritiesMarket.com	
H	Qualification Letter	To Be Filed Later

PDF Copies of all Exhibits available on the Yokal Production's Company Page at:

http://www.AlternativeSecuritiesMarket.com (access also through http://www.ASMGCorp.com)

EXHIBIT A

YOKAL PRODUCTIONS, INC.
ARTICLES OF INCORPORATION

The Undersigned, in order to form a corporation for the purposes hereinafter stated, under and pursuant to the provisions of the General Corporation Law of the State of California ("CGCL"), do herey certify as follows:

ARTICLE 1
NAME

The name of the Corporation (herein after called the "Corporation") is YOKAL PRODUCTIONS, INC.

ARTICLE 2
REGISTERED OFFICE

The address of the Registered Office of the Corporation in the State of California is 4050 Glencoe Avenue, Unit 210, Marina Del Rey, California 90292 and the name of the Registered Agent of the Corporation in the State of California at such address is Mr. Steven Joseph Muehler.

ARTICLE 3
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the CGCL.

ARTICLE 4
CAPITAL STOCK

The total number of shares of the initial class of capital stock which the corporation shall have the authority to issue is 50,000,000 shares of Class A Common Stock, each share with a par value of $0.001 per share. All shares of Class A Common Stock shall be identical and shall entitle the holders thereof to the same rights and privileges. Except as provided by law or in this Article 4 (or in any certificate of designations regarding any class of stock):

a) *Voting Rights*: The holders of Class A Common Stock shall be entitled to vote the election of Directors and on all other matters to be voted upon by the Stockholders of the Corporation. On

all matters to be voted on by the holders of the Class A Common Stock, the holders shall be entitled to one vote in person or by Proxy for each share thereof held of record.

b) *Dividend Rights*: The holders of Class A Common Stock shall be entitled to receive such dividends and other distributions in cash, stock or any Corporation or property of the Corporation as may be authorized and declared thereon by the Board of Directors from time-to-time out of assets or funds of the Corporation legally available therefore.

Before Payment of any dividends or other distributions, there may be set aside out of any assets of the Corporation available for dividends or other distributions such sum or sums as the Board of Directors may from time-to-time, in its absolute discretion, think proper as a reserve fund for contingencies, for equalizing dividends or other distributions, for repairing or maintaining any property of the Corporation or for such other purpose as the Board of Directors shall determine to be in the best interest of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

c) *Rights Upon Liquidation*: Upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation available for distribution to the holders of Class A Common Stock shall be distributed pro rata to such holders in proportion to the number of shares of Class A Common Stock held by each. For purposes of this paragraph, the voluntary sale, conveyance, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the assets of the Corporation or a consolidation or merger of the Corporation with one or more other corporation (whether or not the Corporation is the corporation surviving such consolidation or merger) shall not be deemed a liquidation, dissolution or winding up, either voluntary or involuntary.

Stockholders of the Corporation shall not have any preemptive rights to subscribe for, purchase or receive any part of any new or additional issued stock of the Corporation, and no Stockholder will be entitled to cumulate votes at any election of Directors.

ARTICLE 5
BYLAWS

Except as otherwise provided in these Articles of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE 6
BOARD OF DIRECTORS

1. *Business and Quorum*: The business of the Corporation shall be managed by or under the direction of the Board of Directors. A majority of the whole Board of Directors shall constitute a quorum for the transaction of business. Any director may tender his or her resignation at any time.

2. *Number; Classes and Term*: The number of Directors of the Corporation shall be established exclusively by the Board of Directors. The Board of Directors shall be divided into three classes, with the term of office of the first class to expire at the first annual meeting of Stockholders, the term of office of the second class to expire at the second annual meeting of stockholders, and the term of office of the third class to expire at the third annual meeting of stockholders. At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election and until their successors are duly elected and qualified.

   Notwithstanding the foregoing provisions of this Section 2, each director shall serve until his or her successor is duly elected and qualified or until his earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. If the number of Directors is hereafter changed, any increase or decrease shall be appointed among the classes so as to maintain the number of Directors in each class as nearly equal as possible.

3. *Removal of Directors*: Any director, or the entire Board of Directors, may be removed from office at any time, only for cause, and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all the then outstanding shares of capital stock of the Corporation entitled to vote at an election of the Directors.

4. *Vacancies*: Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, or other cause may be filled only by a majority vote of the directors then in office, though less than a quorum, and shall not be filled by the Stockholders, with the Director so elected to serve for the remainder of the term of the Director being replaced or, in the case of an additional Director, for the remainder of the term of the term of the class to which the Director has been assigned. No decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

ARTICLE 7
ELECTION OF DIRECTORS

The election of Directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE 8
LIMITATION OF DIRECTORS LIABILITY; INDEMNIFICATION

1. *Indemnification*: No person who serves or served as a Director or Officer of the Corporation, or at the request of the Corporation as Director of Officer, shall have any personal liability to the Corporation (each, an "Indemnitee") or to its Stockholders for monetary damages for breach of fiduciary duty either as an Officer or Director of the Corporation, except liability (i) for any breach of the Indemnitee's duty of loyalty to the Corporation or to its Stockholders, (ii) for acts or omissions not taken or made in good faith or which involved intentional misconduct or knowing violation of law, (iii) for any transaction from which the Indemnified derived an improper personal benefit. Each Indemnitee shall be indemnified by the Corporation in accordance with and to the fullest extent authorized by the CGCL. If the CGCL is hereafter amended to authorize the further elimination or limitation of the liability of a Director or Officer, then the liability of the Indemnitee shall be eliminated or limited to the fullest extent permitted by the CGCL as so amended. Any repeal or modification of the foregoing provisions of this Article 8 by the Stockholders of the Corporation shall not adversely affect any right or protection of an Indemnitee existing at the time of such repeal or modification with respect to acts of omissions occurring prior to such repeal or modification.

2. *Advancement*: In addition to the right of indemnification conferred in Section 1 of this Article 8, an Indemnitee shall also have the right to be paid by the Corporation the expenses (including attorney's fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, an advancement of expenses incurred by an Indemnitee in his or her capacity as a Director or Officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Indemnitee, to repay all amounts advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnififed for such expenses under this Section 2 or otherwise.

ARTICLE 9
CONTROL SHARE ACQUISITION

1. The Corporation shall not engaged in any business combination with any interested Stockholder for a period of three years following the time that such Stockholder became an interested stockholder, unless:

    a. Prior to such time the Board of Directors of the Corporation approved either the business combination or the transaction which resulted in the Stockholder becoming an interested Stockholder.

    b. Upon consummation of the transaction which resulted in the Stockholder becoming an interested Stockholder, the interested Stockholder owned at least 85% of the voting stock of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested Stockholder) those shares owned (i) by persons who are Directors and also Officers and (ii) Employee Stock Plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be in a tender or exchange; or

    c. At or subsequent to such time the business combination is approved by the Board of Directors and authorized at an annual special meeting of Stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested Stockholder.

2. *Permitted Action*: In the event of a tender or other offer for the Corporation's Shares that the Board of Directors determines should be rejected, the Board of Directors may take all lawful action to accomplish its purpose, including but not limited to advising Shareholders not to accept the offer, acquiring the Corporation's Securities, creating a preferred stock rights agreement or any other anti-takeover defense permitted under the Articles of Incorporation and the CGCL, and obtaining a more favorable offer from another individual entity.

ARTICLE 10
FAIR PRICE

1. No "Business Combination" (as hereinafter defined) of the Corporation or any subsidiary of the Corporation with an "Related Person" (as hereinafter defined) shall be permitted or authorized by the Board of Directors of the Corporation, unless:

a. Such Business Combination shall have been approved by the affirmative vote of the Stockholders of not less than the same percentage of the outstanding shares of "Voting Stock" (as hereinafter defined) as is required for approval of amendments to these Articles of Incorporation, notwithstanding that no vote may be required, or that a lesser percentage may be specified, by law or otherwise; or

b. All of the following conditions are met:

   i. The cash or "Fair Market Value" (as hereinafter defined) as the date of the consummation of the Business Combination (the "Combination Date") of the property, securities or other consideration to be received per share by Stockholders of a particular class or series of Capital Stock, as the case may be, of the Corporation in the Business Combination is not less than the highest of:

      a) The highest per share price (including brokerage commissions, transfer taxes and soliciting dealers' fees) paid by or on behalf of the Related Person in acquiring beneficial ownership of any of its holdings of such class or series of Capital Stock of the Corporation (a) within the two-year period immediately prior to the Combination Date or (b) in the transaction or series of transactions in which the Related Person became a Related Person, whichever is higher; or

      b) The Fair Market Value per share of the shares of Capital Stock being acquired in the Business Combination as at (a) the Combination Date or (b) the date on which the Related Person become a Related Person, whichever is higher; or

      c) In the case of Common Stock, the per share book value of the Common Stock as reported at the end of the fiscal quarter immediately prior to the Combination Date, and in the case of Preferred Stock, if any, the highest preferential amount per share to which the Holders of shares of such class or series of Preferred Stock would be entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, regardless of whether the Business Combination to be consummated constitutes such an event.

   The provisions of this paragraph 1(b)(i) shall be required to be met with respect to every class or series of outstanding capital stock of the Corporation, whether or not the Related Person has previously acquired any shares of a particular class or series of Capital Stock. In all above instances, appropriate adjustments shall be made for recapitalizations and for stock dividends, stock splits and like distributions; and

ii. The consideration to be received by Holders of a particular class or series of Capital Stock shall be in cash or in the same form as previously has been paid by or on behalf of the Related Person in connection with its direct or indirect acquisition of beneficial ownership of shares of such class or series of stock. If the consideration so paid for any such share varies as to form, the form of consideration for such shares shall be either cash or the form used to acquire beneficial ownership of the largest number of shares of such class or series of capital stock previously acquired by the Related Person.

2. For purposes of the Article 10:

   a. The term "Business Combination" shall mean any (a) merger or consolidation of the Corporation or a subsidiary of the Corporation with a Related Person or any other corporation which is or after such merger or consolidation would be an "Affiliate" or "Associate" (as herein defined) of a Related Person, (b) sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) with any Related Person or any affiliate of any Related Person, of all or any "Substantial Part" (as hereinafter defined) of the assets of the Corporation or a subsidiary of the Corporation to a Related Person or an Affiliate or Associate of any Related Person, (c) adoption of any plan or proposal for the liquidation or dissolution of the Corporation proposed by or on behalf of a Related Person or any Affiliate or Associate of any Related Person, (d) sale, lease, exchange or other disposition including without limitation a mortgage or other security device, of all or any Substantial Part of the assets of a Related Person or an Affiliate or Associate of any Related Person to the Corporation or a subsidiary of the Corporation, (e) issuance or pledge of securities of the Corporation of a subsidiary of the Corporation to or with a Related Person or any Affiliate or Associate of any Related Person, (f) reclassification of securities (including any reverse stock split) or recapitalization of the Corporation or any other transaction that would have the effect, either directly or indirectly, of increasing the proportionate share of any class of equity or convertible securities of the Corporation or any subsidiary of the Corporation which is directly or indirectly beneficially owned by any Related Person or any Affiliate or Associate of any Related Person, and (g) agreement, contract or other arrangement providing for any of the transactions described in this definition of Business Combination.

   b. The term "person" shall mean any individual, firm, corporation or other entity and shall include any group comprised of any person and any other person with whom such person or any Affiliate or Associate of such person has any agreement, arrangement or understanding, directly or indirectly, for the purpose of acquiring, holding, voting or disposing of Voting Stock of the Corporation.

c. The term "Related Person" shall mean any person (other than the Corporation, or any Subsidiary and other than any profit-sharing, employee stock ownership or other employee benefit plan of the Corporation or any Subsidiary or any trustee of or fiduciary with respect to any such plan when acting in such capacity) who or which:

   i. Is the beneficial owner (as hereinafter defined) of ten percent (10%) or more of the Voting Stock;

   ii. Is an Affiliate or Associate of the Corporation and at any time within the two-year period immediately prior to the date in question was the beneficial owner of ten percent (10%) or more of the Voting Stock; or

   iii. Is at such time an assignee of or has otherwise succeeded to the beneficial ownership of any shares of Voting Stock which were at any time within the two-year period immediately prior to such time beneficially owned by any Related Person, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

d. A person shall be a "Beneficial Owner" of any Voting Stock:

   i. Which such person or any of its Affiliates or Associates beneficially owns, directly or indirectly;

   ii. Which such person or any of its Affiliates or Associates has, directly or indirectly, (i) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (ii) the right to vote pursuant to any agreement, arrangement or understanding; or

   iii. Which are beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Voting Stock.

e. For the purposes of determining whether a person is a Related Person pursuant to Subsection 2(c), the number of shares of Voting Stock deemed to be outstanding shall include shares deemed owned through application of Subsection 2(d) but shall not include any other shares of Voting Stock which may be issuable pursuant to any

agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

f. The terms "Affiliate" or "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as in effect on January 15th, 2015.

g. The term "subsidiary" means any corporation of which a majority of any class of equity security is owned, directly or indirectly, by the Corporation; provided, however, that for the purposes of the definition of Related Person set forth in Subsection 2(c), the term "Subsidiary" shall mean only a corporation of which a majority of each class of equity security is owned, directly or indirectly, by the Corporation.

h. The term "Continuing Director" means any member of the Board of Directors, while such person is a member of the Board of Directors, who is not an Affiliate, Associate or a representative of the Related Person and was a member of the Board of Directors prior to the time that the Related Person became a Related Person, and any successor or a Continuing Director, while such successor is a member of the Board of Directors, who is not an Affiliate, Associate or a representative of the Related Person and is recommended or elected to succeed a Continuing Director by a majority of Continuing Directors.

i. The term "Substantial Part" shall mean more than twenty percent (20%) of the Fair Market Value, as determined by a majority of the Continuing Directors, of the total consolidated assets of the Corporation and its Subsidiaries taken as a whole as of the end of its most recent fiscal year ended prior to the time the determination is being made.

j. For the purposes of paragraph 1(b)(i) of this Article 10, the term "other consideration to be received" shall include, without limitation, capital stock retained by the Stockholders.

k. The term "Voting Stock" shall mean all of the outstanding shares of Common Stock and the outstanding shares of any Preferred Stock, if any, entitled to vote on each matter on which the Holders of record of Common Stock shall be entitled to vote, and each reference to a proportion of shares of Voting Stock shall refer to such proportion of the votes entitled to be cast by such shares voting as one class.

l. The term "Fair Market Value" means: (a) in the case of the stock being listed on a Regulated Market, the highest closing sale price during the 30-day period immediately preceding the date in questions of a share of such stock as reported to

FINRA in trade reports, or if not listed on a Market or and Exchange, as determined in good faith by a majority of the Continuing Directors; and (b) in the case of property other than cash or stock, their fair value of such property on the date in question as determined in good faith by a majority of the Continuing Directors.

m. A Related Person shall be deemed to have acquired a share of the Voting Stock of the Corporation at the time when such Related Person became the beneficial owner thereof. If a majority of the continuing Directors is not able to determine the price at which a Related Person has acquired a share of Voting Stock of the Corporation, such price shall be deemed to be the Fair Market Value of the shares in question at the time when the Related Person became the beneficial owner thereof. With respect to shares owned by Affiliates, Associates or other persons whose ownership is attributed to a Related Person under the foregoing definition of Related Person, the price deemed to be paid thereof by such Related Person shall be the price paid upon the acquisition thereof by such Affiliate, Associate or other person, or, if such price is not determinable by a majority of the Continuing Directors, the Fair Market Value of the shares in question at the time when the Affiliate, Associate or other such person became the beneficial owner thereof.

3. The fact that any Business Combination complies with the provisions of Subsection 1(b) of this Article 10 shall not be construed to impose any fiduciary duty, obligation or responsibility of the Board of Directors, or any member thereof, to approve such Business Combination or recommend its adoption or approval to the Stockholders of the Corporation, nor shall such compliance limit, prohibit or otherwise restrict in any manner the Board of Directors, or any member thereof, with respect to the evaluations of or actions and responses taken with respect to such Business Combinations.

ARTICLE 11
PERIOD OF EXISTENCE

The Corporation is to have perpetual existence

ARTICLE 12
MEETING AND RECORDS

Meetings of the Stockholders may be held within or without the State of California, as the Bylaws provide. The books of the Corporation may be kept (subject to any provision contained in the CGCL)

outside of the State California at such places as may be designated from time-to-time by the Board of Directors in the Bylaws of the Corporation.

ARTICLE 13
NO STOCKHOLDER ACTION BY WRITTEN CONSENT

Action shall be taken by the Stockholders of the Corporation only at annual or special meetings of the Stockholders, and Stockholders may not act by written consent. Special meetings of the Stockholders, for any purpose or purposes prescribed in the notice of the meeting, may be called by (1) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized Directors (whether or not there exist any vacancies in previously authorized Directorships at the time any such Corporate Resolutions is presented to the Board of Directors for adoption) or (2) the Chairman of the Board of Directors, and shall be held at such place, on such date, and at such time as they shall fix. Business transacted at special meetings shall be confined to the purpose or purposes stated in the notice.

ARTICLE 14
AMENDMENT

The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation as allowable by the CGCL, and all rights conferred upon Stockholders herein are granted subject to this reservation.

ARTICLE 15
NAME AND ADDRESS OF INCORPORATOR

The name and mailing address of the incorporator is as follows: Mr. Steven Joseph Muehler, 4050 Glencoe Avenue, Unit 210, Marina Del Rey, California 90292.

IN WITNESS WHEREOF, Yokal Productions, Inc. has caused these Articles of Incorporation to be signed by Mr. Steven Joseph Muehler, its Chief Financial Officer, as of the 1st day of March, 2015.

BY: ______________________________

Name: Mr. Steven Joseph Muehler

Title: Chief Financial Officer


EXHIBIT B

BYLAWS

OF

Yokal Productions, Inc.

BYLAWS

OF

Yokal Productions, Inc.

ARTICLE I

SHAREHOLDERS

1. Annual Meeting

A meeting of the shareholders shall be held annually for the election of directors and the transaction of other business on such date in each year as may be determined by the Board of Directors, but in no event later than 365 days after the anniversary of the date of incorporation of the Corporation.

2. Special Meetings

Special meetings of the Shareholders may be called by the Board of Directors, Chairman of the Board or President, and shall be called by the Board upon the written request of the holders of record of a majority of the outstanding shares of the Corporation entitled to vote at the meeting requested to be called. Such request shall state the purpose or purposes of the proposed meeting. At such special meetings the only business which may be transacted is that relating to the purpose or purposes set forth in the notice thereof.

3. Place of Meetings

Meetings of the Shareholders shall be held at such a place within our outside of the State of California as may be fixed by the Board of Directors. If no place is so fixed, such meetings shall be held at the principal office of the Corporation.

4. Notice of Meetings

Notice of each meeting of the shareholders shall be given in writing and shall state the place, date and hour of the meeting and the purpose or purposes for which the meeting is called. Notice of a special meeting shall indicate that it is being issued by or at the direction of the person or persons calling or requesting the meeting.

If, at any meeting, action is proposed to be taken which, if taken, would entitle objecting shareholders to receive payment for their shares, the notice shall include a statement of that purpose and to that effect.

A copy of the notice of each meeting shall be given, personally or by first class mail, not less than ten nor more than fifty days before the date of the meeting, to each shareholder entitled to vote at such meeting. If mailed, such notice shall be deemed to have been given when deposited in the United States Mail, with postage thereon prepaid, directed

to the shareholder at his / her / its address as it appears on the record of the shareholder, or, if he / she / it shall have filed with the Secretary of the Corporation a written request that notices to him / her / it be mailed to some other address, then directed to him / her / it a such other address.

When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken. At the adjourned meeting any may be transacted that might have been transacted on the original date of the meeting. However, if after the adjournment of the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record on the new record date entitled to notice under this Section 4.

5. Waiver of Notice

Notice of a meeting need not be given to any shareholder who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any shareholder at a meeting, in person or by proxy, without protesting to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by him / her / it.

6. Inspectors of Election

The Board of Directors, in advance of any shareholders' meeting, may appoint one or more inspectors to act at the meeting or any adjournment thereof. If inspectors are not so appointed, the person presiding at a shareholders' meeting may, and on the request of any shareholder entitled to vote thereat shall, appoint two inspectors. In case any person appointed fails to appear or act, the vacancy may be filled by appointment in advance of the meeting by the Board or at the meeting by the person presiding thereat. Each inspector, before entering upon the discharge of their duties, shall take and sign an oath faithfully to execute the duties of such inspector at such meeting with strict impartiality and according to the best of their ability.

The inspectors shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots, or consents, hear and determine all challenges and questions arising in connection with the right to vote at the meeting, count and tabulate all votes, ballots or consents, determine the result thereof, and do such acts as are proper to conduct the election or vote with fairness to all shareholders. On request of the person presiding at the meeting, or of any shareholder entitled to vote thereat, the inspectors shall make a report in writing of any challenge, question or matter determined by them and shall execute a certificate of any fact found by them. Any report or certificate made by them shall be prima facie evidence of the facts stated and of any vote certified by them.

7. List of Shareholders at Meeting

A list of the shareholders as of the record date, certified by the Secretary or any Assistant Secretary or by a transfer agent, shall be produced at any meeting of the shareholders upon the request thereat or prior thereto of any shareholder. If the right to vote at any meeting is challenged, the inspectors of election, or the person presiding thereat, shall require such list of the shareholders to be produced as evidence of the right of the persons challenged to vote at such meeting, and all persons who appear from such list to be shareholders entitled to vote thereat may vote at such meeting.

8. Qualification of Voters

Unless otherwise provided in the Articles of Incorporation, every shareholder of record shall be entitled at every

meeting of the shareholders to one vote for every share standing in its name on the record of the shareholders.

Treasury shares as of the record date and shares held as of the record date by another domestic or foreign corporation of any kind, if a majority of the shares entitled to vote in the election of directors of such other corporation is held as of the record date by the Corporation, shall not be shares entitled to vote or to be counted in determining the total number of outstanding shares.

Shares held by an administrator, executor, guardian, conservator, committee or other fiduciary, other than a trustee, may be voted by such fiduciary, either in person or by proxy, without the transfer of such shares into the name of such fiduciary. Shares held by a trustee may be voted by him or her, either in person or by proxy, only after the shares have been transferred into his or her name as trustee or into the name of his or her nominee.

Shares standing in the name of another domestic or foreign corporation of any type or kind may be voted by such officer, agent or proxy as the bylaws or such corporation may provide, or, in the absence of such provision, as the board of directors of such corporation may determine.

No shareholder shall sell his or her vote, or issue a proxy to vote, to any person for any sum of money or anything of value except as permitted by law.

9. Quorum of Shareholders

The holders of a majority of the shares of the Corporation issued and outstanding and entitled to vote at any meeting of the shareholders shall constitute a quorum at such meeting for the transaction of any business, provided that when a specified items of business is required to be voted on by a class or series, voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum for the transaction of such specified item of business.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The shareholders who are present in person or by proxy and who are entitled to vote may, by a majority of votes cast, adjourn the meeting despite the absence of a quorum.

10. Proxies

Every shareholder entitled to vote at a meeting of the shareholders, or to express consent to dissent without a meeting, may authorize another person or persons to act for him or her by proxy.

Every proxy must be signed by the shareholder or their / its attorney. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law.

The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy, unless before the authority is exercised written notice of an adjudication of such incompetence or of such death is received by the Secretary or any Assistant Secretary.

11. Vote or Consent of Shareholders

Directors, except as otherwise required by law, shall be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election.

Whenever any corporate action, other than the election of directors, is to be taken by vote of the shareholders, it shall, except as otherwise required by law, be authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

Whenever shareholders are required or permitted to take any action by vote, such action may be taken without a meeting or written consent, setting forth the action so taken, signed by the holders of all outstanding shares entitled to vote thereon. Written consent thus given by the holders of all outstanding shares entitled to vote shall have the same effect as an unanimous vote of shareholders.

12. Fixing the Record Date

For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action, the Board of Directors may fix, in advance, a date as the record date for any such determination of shareholders. Such date shall not be less than ten nor more than fifty days before the date of such meeting, nor more than fifty days prior to any other action.

When a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date for the adjourned meeting.

ARTICLE II

BOARD OF DIRECTORS

1. Power of Board and Qualification of Directors

The business of the Corporation shall be managed by the Board of Directors. Each director shall be at least eighteen years of age.

2. Number of Directors

The number of directors constituting the entire Board of Directors shall be the number, not less than FIVE nor more than NINE, fixed from time to time by a majority of the total number of directors which the Corporation would have, prior to any increase or decrease, if there were not vacancies, provided, however, that no decrease shall shorten the term of an incumbent director, and provided further that if all of the shares of the Corporation are owned beneficially and of record by less than three shareholders, the number of directors may be less than three but not less than the number of shareholders. Until otherwise fixed by the directors, the number of directors constituting the entire board shall be FIVE.

3. Election and Term of Directors

At each annual meeting of shareholders, directors shall be elected to hold office until the next annual meeting and until their successors have been elected and qualified or until their death, resignation or removal in the manner hereinafter provided.

4. Quorum and Term of Directors

A majority of the entire Board of Directors shall constitute a quorum for the transaction of business, and, except where otherwise provided herein, the vote of a majority of the directors present at a meeting at the time of such vote, if a quorum is then present, shall be the act of the Board.

Any action required or permitted to be taken by the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board or the committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consent thereto by the members of the Board or committee shall be filed with the minutes of the proceeding of the Board or committee.

5. Meetings of the Board

An annual meeting of the Board of Directors shall be held in each year directly after the annual meeting of shareholders. Regular meetings of the Board shall be held at such times as may be fixed by the Board. Special meetings of the Board may be held at any time upon the call of the President or any two directors.

Meetings of the Board of Directors shall be held at such places as may be fixed by the Board for annual and regular meetings and in the notice of meeting for special meetings. If no place is so fixed, meetings of the Board shall be held at the principal office of the Corporation. Any one or more members of the Board of Directors may participate in meetings by means of a conference telephone or similar communications equipment.

No notice need be given of annual or regular meetings of the Board of Directors. Notice of ach special meeting of the Board shall be given to each director either by mail not later than noon, California Time, on the third day prior to the meeting or b telegram, written message or orally not later than noon, California Time, on the day prior to the meeting. Notices are deemed to have been properly given if given: by mail, when deposited in the United States Mail; by telegram at the time of filing; or by messenger at the time of delivery. Notices by mail, telegram or messenger shall be sent to each director at the address designated by him or her for that purpose, or, if none has been so designated, at his or her last known residence or business address.

Notice of a meeting of the Board of Directors need not be given to any director who submits a signed waiver of notice whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to any director.

A notice, or waiver of notice, need not specify the purpose of any meeting of the Board of Directors.

A majority of the directors, whether or not a quorum is present, may adjourn any meeting to another time and place. Notice of any adjournment of a meeting to another time or place shall be given, in the manner described above, to the directors who were not present at the time of the adjournment and, unless such time and place are announced at the meeting, to the other directors.

6. Resignations

Any director of the Corporation may resign at any time by giving written notice to the Board of Directors or to the President or to the Secretary of the Corporation. Such resignation shall take effect at the time specified therein; and unless otherwise specified therein the acceptance of such resignation shall not be necessary to make it effective.

7. Removal of Directors

Any one or more of the directors may be removed for cause by action of the Board of Directors. Any or all of the directors may be removed with or without cause by vote of the shareholders.

8. Newly Created Directorships and Vacancies

Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the Board of Directors for any reason except the removal of directors by shareholders may be filled by vote of a majority of the directors then in office, although less than a quorum exists. Vacancies occurring as a result of the removal of directors by shareholders shall be filled by the shareholder. A director elected to fill a vacancy shall be elected to hold for the unexpired term of his predecessor.

9. Executive and Other Committees of Directors

The Board of Directors, by resolution adopted by a majority of the entire Board, may designate from among its members an executive committee and other committees each consisting of three or more directors and each of which, to the extent provided in the resolution, shall have all the authority of the Board, except that no such committee shall have authority as to the following matters: (a) the submission to shareholders of any action that needs shareholders' approval; (b) the filling of vacancies in the Board or in a committee; (c) the fixing of compensation of the directors for serving on the Board or on any committee; (d) the amendment or repeal of the bylaws, or the adoption of new bylaws; (e) the amendment or repeal of any resolution of the Board which, by its term, shall not be so amendable or repealable; or (f) the removal or indemnification of directors.

The Board of Directors may designate one or more directors as alternate members of any such committee, who may replace any absent member or members at any meeting of such committee.

Unless a greater proportion is required by the resolution designating a committee, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members present at a meeting at the time of such vote, if a quorum is then present, shall be the act of such committee.

Each such committee shall serve at the pleasure of the Board of Directors.

10. Compensation of Directors

The Board of Directors shall have authority to fix the compensation of Directors for services in any capacity.

11. Interest of Directors in a Transaction

Unless shown to be unfair and unreasonable as to the Corporation, no contract or other transaction between the Corporation and one or more of its directors, or between the Corporation and any other corporation, firm,

association or other entity in which one or more of the directors are directors or officers, or are financially interested, shall be either void or voidable, irrespective of whether such interested director or directors are present at a meeting of the Board of Directors, or of a committee thereof, which authorizes such contract or transaction and irrespective of whether his / her / their votes are counted for such purpose. In the absence of fraud any such contract and transaction conclusively may be authorized or approved as fair and reasonable by: (a) the Board of Directors or a duly empowered committee thereof, by a vote sufficient for such purpose without counting the vote or votes of such interested director or directors (although such interested director or directors may be counted in determining the presence of a quorum at the meeting which authorizes such contract or transaction), if the fact of such common directorship, officership or financial interest is disclosed or known to the Board or Committee, as the case may be; or (b) the shareholders entitled to vote for the election of directors, if such common directorship, officership or financial interest is disclosed or known to the shareholders.

ARTICLE III

OFFICERS

1. Election of Officer

The Board of Directors, as soon as may be practicable after the annual election of directors, shall elect a President, a Secretary, and a Treasurer, and from time to time may elect or appoint such other officers as it may determine. Any two or more offices may be held by the same person, except that the same person may not hold the offices of President and Secretary unless the person is the sole shareholder of the Corporation and holding of said offices of President and Secretary by such person is permitted under applicable law. The Board of Directors may also elect one or more Vice Presidents, Assistant Secretaries and Assistant Treasurers.

2. Other Officers

The Board of Directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

3. Compensation

The salaries of all officers and agents of the Corporation shall be fixed by the Board of Directors

4. Term of Office and Removal

Each officer shall hold office for the term for which he is elected or appointed; and until his or her successor has been elected or appointed and qualified. Unless otherwise provided in the resolution of the Board of Directors electing or appointing an officer, his or her term of office shall extent to and expire at the meeting of the Board following the next annual meeting of shareholders. Any officer may be removed by the Board with or without cause, at any time. Removal of an officer without cause shall be without prejudice to his or her contract rights, if any, and the election or appointment of an officer shall not of itself create contract rights.

5. President

The President shall be the chief executive officer of the Corporation, shall have general and active management of

the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall also preside at all meetings of the shareholders and the Board of Directors.

The President shall execute bonds, mortgages and other contracts requiring a seal, under the Seal of the Corporation, except when required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation.

6. Vice Presidents

The Vice Presidents, in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election, during the absence or disability of or refusal to act by the President, shall perform the duties and exercise the powers of the President and shall perform such other duties as the Board of Directors shall prescribe.

7. Secretary and Assistant Secretaries

The Secretary shall attend all meetings of the Board of Directors and all meetings of the shareholders and record all the proceedings of the meetings of the Corporation and of the Board of Directors in a book to be kept for that purpose, and shall perform like duties for the standing committees when required. The Secretary shall give or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision the Secretary shall be. The Secretary shall have custody of the Corporate Seal of the Corporation and the Secretary, or an Assistant Secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the Secretary's signature or by the signature of such Assistant Secretary. The Board of Directors may give authority to any other officer to affix the seal of the Corporation and to attest the affixing by his or her signature.

The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order designated by the Board of Directors, or in the absence of such designation then in the order of their election, in the absence of the Secretary or in the event of the Secretary's inability or refusal to act, shall perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

8. Treasurer and Assistant Treasurer

The Treasurer shall have the custody of the corporate funds and securities; shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation; and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors.

The Treasurer shall disburse the funds as may be ordered by the Board of Directors, taking proper vouchers for such disbursement, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation.

If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the

office of the Treasurer, and for the restoration to the Corporation, in the case of the Treasurer's death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the possession or under the control of the Treasurer belonging to the Corporation.

The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order designated by the Board of Directors, or in the absence of such designation, then in the order of their election, in the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, shall perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

9. Books and Records

The Corporation shall keep: (a) correct and complete books and records of account; (b) minutes of the proceeding of the shareholders, Board of Directors and any committees of directors; and a current list of the directors and officers and their residence addresses. The Corporation shall also keep at its office in the State of California or at the office of its transfer agent or registrar in the State of California, if any, a record containing the names and addresses of all shareholders, the number and class of shares held by each and the dates when they respectively became the owners of record thereof.

The Board of Directors may determine whether and to what extent and at what times and places and under what conditions and regulations any accounts, books, records or other documents of the Corporation shall be open to inspection, and no creditor, security holder or other person shall have any right to inspect any accounts, books, records or other documents of the Corporation except as conferred by statute or as so authorized by the Board.

10. Checks, Notes, etc.

All checks and drafts on, and withdrawals from the Corporation's accounts with banks or other financial institutions, and all bills of exchange, notes and other instruments for the payment of money, drawn, made, endorsed, or accepted by the Corporation, shall be signed on its behalf by the person or persons thereunto authorized by, or pursuant to resolution of, the Board of Directors.

ARTICLE IV

CERTIFICATES AND TRANSFERS OF SHARES

1. Forms of Share Certificates

The share of the Corporation shall be represented by certificates, in such forms as the Board of Directors may prescribe, signed by the President or a Vice President and the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer. The Shares may be sealed with the Seal of the Corporation or a facsimile thereof. The signatures of the officer upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent or registrar other than the Corporation or its employee. In the case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of issue.

Each certificate representing shares issued by the Corporation shall set forth upon the face or back of the certificate, or shall state that the Corporation will furnish to any shareholder upon request and without charge, a full statement

of the designation, relative rights, preferences and limitations of shares of each class of shares, if more than one, authorized to be issued and the designation, relative rights, preferences and limitations of each series of any class of preferred shares authorized to be issued so far as the same have been fixed, and the authority of the Board of Directors to designate and fix the relative rights, preferences and limitations of other series.

Each certificate representing shares shall state upon the face thereof: (a) that the Corporation is formed under the laws of the State of California; (b) the name of the person or persons to whom issued; and the number and class of shares, and the designation of the series, if any, which such certificate represents.

2. Transfers of Shares

Shares of the Corporation shall be transferable on the record of shareholders upon presentment to the Corporation of a transfer agent or a certificate or certificates representing the shares requested to be transferred, with proper endorsement on the certificate or on a separate accompanying document, together with such evidence of the payment of transfer taxes and compliance with other provisions of law as the Corporation or its transfer agent may require.

3. Lost, Stolen or Destroyed Share Certificates

No certificate for shares of the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or wrongfully taken, except, if and to the extent required by the Board of Directors upon: (a) production of evidence of loss, destruction or wrongful taking; (b) delivery of a bond indemnifying the Corporation and its agents against any claim that may be made against it or them on account of the alleged loss, destruction or wrongful taking of the replaced certificate or the issuance of the new certificate; (c) payment of the expenses of the Corporation and its agents incurred in connection with the issuance of the new certificate; and (d) compliance with other such reasonable requirements as may be imposed.

ARTICLE V

OTHER MATTERS

1. Corporate Seal

The Board of Directors may adopt a Corporate Seal, alter such Seal at pleasure, and authorize it to be used by causing it or a facsimile to be affixed or impressed or reproduced in any other manner.

2. Fiscal Year

The fiscal year of the Corporation shall be the twelve months ending December 31st, or such other period as may be fixed by the Board of Directors.

3. Amendments

Bylaws of the Corporation may be adopted, amended or repealed by vote of the holders of the shares at the time entitled to vote in the election of any directors. Bylaws may also be adopted, amended or repealed by the Board of Directors, but any bylaws adopted by the Board may be amended or repealed by the shareholders entitled to vote

thereon as herein provided.

If any bylaw regulating an impending election of directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors the bylaw so adopted, amended or repealed, together with a concise statement of the changes made.


EXHIBIT C

Yokal Productions, Inc.

4050 Glencoe Avenue

Marina Del Rey, California 90292

Company Direct: (619) 600-0578

SUBSCRIPTION AGREEMENT

9% Convertible Preferred Stock Units 1 to 10,000

Subject to the terms and conditions of the shares of 9% Preferred Convertible Preferred Stock Units (the "Convertible Preferred Stock") described in the Yokal Productions, Inc. Offering Circular dated **FEBRUARY 2ND, 2015** (the "Offering"), I hereby subscribe to purchase the number of shares of 9% Convertible Preferred Stock set forth below for a purchase price of $100.00 per share. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "Yokal Productions, Inc." evidencing $100.00 for each share of Convertible Preferred Stock Subscribed, subject to a minimum of ONE 9% Preferred Convertible Preferred Stock Unit ($100.00).

I understand that my subscription is conditioned upon acceptance by Yokal Productions, Inc. Company Managers and subject to additional conditions described in the Offering Circular. I further understand that Yokal Productions, Inc. Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of 9% Convertible Preferred Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for _____________ 9% Convertible Preferred Stock Units of Yokal Productions, Inc., with no par value per share, at a purchase price **of $100.00 (ONE HUNDRED DOLLARS AND ZERO CENTS) per share** (aggregate purchase price: $___________________).

Made _________________________________, by and between Yokal Productions, Inc., a California Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

W I T N E S E T H:

WHEREAS, the Company is offering for sale up to TEN THOUSAND 9% Convertible Preferred Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **Yokal Productions, Inc., 4050 Glencoe Avenue, Marina Del Rey, California 90292**, payable by check to the order of **Yokal Productions, Inc** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 **Company Convertible Securities:** All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
    - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the

previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $100.00
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ <u>YEAR 3</u>: (Shareholder Conversion Option)

- At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $100.00
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ <u>YEAR 4</u>: (Optional Conversion Option)

- At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of

the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $100.00
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $100.00
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

6 <u>**Notices.**</u> All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **Yokal Productions, Inc, 4050 Glencoe Avenue, Marina Del Rey, California 90292**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. <u>**Severability**</u>. If any provision of this Subscription Agreement is determined to be invalid or unenforceable under any applicable law, then such provision shall be deemed inoperative to the extent that it may conflict with such applicable law and shall be deemed modified to conform with such law. Any provision of this Agreement that may be invalid or unenforceable under any applicable law shall not affect the validity or enforceability of any other provision of this Agreement, and to this extent the provisions of this Agreement shall be severable.

7. <u>**Parties in Interest.**</u> This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. <u>**Choice of Law.**</u> This Agreement is made under the laws of the State of California, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 <u>**Headings.**</u> Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. <u>**Execution in Counterparts.**</u> This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. <u>**Survival of Representations and Warranties.**</u> The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this

Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. **Arbitration:** Except as expressly provided in this Subscription Agreement, any dispute, claim or controversy between or among any of the Investors or between any Investor or his/her/its Affiliates and the Company arising out of or relating to this Agreement or any subscription by any Investor to purchase Securities, or any termination, alleged breach, enforcement, interpretation or validity of any of those agreements (including the determination of the scope or applicability of this agreement to arbitrate), or otherwise involving the Company, will be submitted to arbitration in the county and state in which the Company maintains its principal office at the time the request for arbitration is made, before a sole arbitrator, in accordance with the laws of the state of California for agreements made in and to be performed in the state of California. Such arbitration will be administered by the Judicial Arbitration and Mediation Services ("JAMS") and conducted under the provisions of its Comprehensive Arbitration Rules and Procedures. Arbitration must be commenced by service upon the other party of a written demand for arbitration or a written notice of intention to arbitrate, therein electing the arbitration tribunal. Judgment upon any award rendered by the arbitrator shall be final and may be entered in any court having jurisdiction thereof. No party to any such controversy will be entitled to any punitive damages. Notwithstanding the rules of JAMS, no arbitration proceeding will be consolidated with any other arbitration proceeding without all parties' consent. The arbitrator shall, in the award, allocate all of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party, against the party who did not prevail.

    NOTICE: By executing this Subscription Agreement, Subscriber is agreeing to have all disputes, claims, or controversies arising out of or relating to this Agreement decided by neutral binding arbitration, and Subscriber is giving up any rights he, she or it may possess to have those matters litigated in a court or jury trial. By executing this Subscription Agreement, Subscriber is giving up his, her or its judicial rights to discovery and appeal except to the extent that they are specifically provided for in this Subscription Agreement. If Subscriber refuses to submit to arbitration after agreeing to this provision, Subscriber may be compelled to arbitrate under federal or state law. Subscriber confirms that his, her or its agreement to this arbitration provision is voluntary.

    NOTICE: SUBSCRIBERS TO THIS OFFERING UNDERSTAND THAT THEY HAVE NOT WAIVED ANY RIGHT THAT THEY MAY HAVE UNDER ANY APPLICABLE FEDERAL SECURITIES LAWS.

13. THE PARTIES HERBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATON BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.

14. In Connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings.

15. In no event shall any party be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. The liability, if any, of the Company and its Managers, Directors, Officers, Employees, Agents, Representatives, and Employees to the undersigned under this Agreement for claims, costs, damages, and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the undersigned's investment amount.

12. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- To be completed through NASAA Coordinate Review, Submission, Qualification and Registration

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

Yokal Productions, Inc.

By: ____
Mr. Christopher Pappas, Chief Executive Officer

PURCHASER:

____
Signature of Purchaser

____
Name of Purchaser

INVESTOR CONTACT INFORMATION:

Name: ____

Spouse Name (if applicable): ______________________________

Address: ____

Address Line 2 (if applicable): ____________________________

City: ____

State or Province: ___________________________________

Postal Code / Zip Code: _______________________________

Country: ____

Best Phone Number: ___________________________________

Alternate Phone Number (not required): _________________________

Email Address: _______________________________________

PART TWO: INVESTOR QUALIFICATION

(__) I made $200,000 or more in the last two years and expect to make at least $200,000 this year.

(__) My household income was $300,000 or more in the last two years and it is expected to be at least $300,000 this year.

(__) I have a net worth either on my own or jointly with my spouse of $1,000,000 or more excluding my home.

(__) None of the above.

Investor Suitability Questionnaire: Choose One Answer for each of the next FIFTEEN Questions:

1. ***Income Tax Bracket:***

(__) 15% or less

(__) 15-27%

(__) 28% or more

2. ***When do you expect to need the funds from your Investments:***

(__) Less than one year

(__) 1-3 years

(__) 3-5 years

(__) 6-10 years

(__) 11+ years

3. ***Net Worth (excluding your home):***

(__) $1 to $5,000

(__) $5,001 to $10,000

(__) $10,001 to $50,000

(__) $50,000 to $100,000

(__) $100,001 to $500,000

(__) $500,001 to $999,999

(__) $1,000,000 to $5,000,000

(__) Greater than $5M

4. ***Annual Income:***

(__) Less than $15,000

(__) $15,001 to $25,000

(__) $25,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $150,000

(__) $150,000 to $199,000

(__) $200,000 to $300,000

(__) More than $300,000

5. Household Income:

(__) Less than $15K

(__) $15,001 to $25,000

(__) $25,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $150,000

(__) $150,001 to $199,999

(__) $200,000 to $300,000

(__) More than $300,000

6. Past Private Equity or Private Debt Investments:

(__) None

(__) One Investment

(__) 2-5 Investments

(__) Six or Move Investments

7. ***Employment Status:***

(__) Student

(__) Self-Employed

(__) Employed in Same Field Less than Five Years

(__) Employed in Same Field Five Years or More

(__) Retired

(__) Unemployed

8. ***Education:***

(__) None

(__) GED

(__) High School

(__) College 2 Year

(__) College 4 Year

(__) Masters/PHD

9. *Annual Expenses:*

(__) $50,000 or Less

(__) $50,001 to $100,000

(__) $100,001 to $250,000

(__) $250,001 to $500,000

(__) Over $500,000

10. *Liquid Net Worth:*

(__) $1 to $5,000

(__) $5,001 to $10,000

(__) $10,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $500,000

(__) $500,001 to $999,999

(__) $1,000,000 to $5,000,000

(__) Greater than $5,000,000

11. Marital Status:

(__) Single

(__) Married

(__) Domestic Partner

(__) Divorced

(__) Widowed

12. Number of Dependents:

(__) One

(__) Two to Three

(__) Four to Five

(__) Greater than Five

13. Are you or any of your immediate family employed by or associated with the Securities Industry?

(__) YES

(__) NO

14. Are you an officer, director or 10% (or more) shareholder in a publicly-owned company?

(__) YES

(__) NO

15. Notify me of new investments as they are added to the Alternative Securities Market

(__) YES

(__) NO

DISCLAIMER

The Alternative Securities Market is entrusted with the authority to preserve and strengthen the quality and public confidence in Alternative Securities and Alternative Investments. The Alternative Securities Market stands for Integrity and Ethical practices in order to enhance investor confidence in Alternative Securities and Alternative Investments, thereby contributing to the financial health of the overall economy, and supporting the capital formation process. From the Alternative Securities Market's Early and Development Stage Companies, to Operating Companies of International Stature, each are recognized as sharing these important traits that we hold true.

The Alternative Securities Market, therefore has broad discretionary authority over the initial and continued listing and trade of securities on the Alternative Securities Market in order to maintain the quality, the public confidence in the Alternative Securities Market, to prevent fraudulent and manipulative acts and practices, to promote just and equitable principles of trade, and to protect investors and the public interest.

The Alternative Securities Market may use such discretion to deny any the application of any Issuer apply for listing for trade, apply additional or more stringent criteria for the initial or continued listing of any securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on the Alternative Securities Market inadvisable or unwarranted in the opinion of the Alternative Securities Market, even though the securities meet all enumerated criteria for initial or continued listing on the Alternative Securities Market.


EXHIBIT D

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

**BROKER DEALER PLACEMENT AGENT SELLING AGREEMENT FOR:
YOKAL PRODUCTIONS, INC.**

This agreement (the "Agreement") is made as of *February 20th, 2015*, by and between Yokal Productions, Inc, a CALIFORNIA Stock Corporation, with its principle place of business at 4050 Glencoe Avenue, Marina Del Rey, California 90292 ("Company") and Alternative Securities Market, LLC, a California Limited Liability Company organized under the State of California, with its principle place of business at 4050 Glencoe Avenue, Marina Del Rey, California 90292 ("Broker").

The Company hereby agrees with Broker as follows:

1. Broker is a registered Broker-Dealer and a member of the Financial Industry Regulatory Authority ("FINRA"), a part of whose business consists of the sale of securities. Broker is also registered as a Broker-Dealer under the Securities Laws of one or more states of the United States.

2. The Company is seeking to complete a Direct Public Offering of Convertible Preferred Stock on the terms and conditions of the Company's prospectus to be qualified by the United States Securities & Exchange Commission pursuant to Regulation A, and any amendments thereto (the "IPO").

3. Broker desires to participate and assist in the Offering and sale of the Securities on a "*Best Efforts*" basis by soliciting, through Broker's Authorized and Licensed personnel, subscriptions for the purchase of the Securities in accordance with the terms of the Qualified Regulation A Offering & Prospectus and any amendments thereto. The Company desires to authorize Broker to enter into such solicitation efforts and to obtain such subscriptions, and it is the purpose of this instrument to set forth the agreement of the parties relative to such authorization.

4. Broker also desires to act as originator and manager of selling group of any other participating Licensed Broker-Dealers on an exclusive basis with respect to the IPO. Broker has industry contacts, associations and relationships with other FINRA-Member Broker-Dealers that may be interested in acting in the capacity of selling agent on a best efforts basis in the Company's IPO. Broker desires to act as a manager of a group of participating FINRA Member Broker Dealers that will act as selling agents with Broker as subagents under the terms and conditions of this Agreement.

5. Broker understands and acknowledges that the offer and sale of Securities will be Registered with the Securities and Exchange Commission under Section 5 of the Securities Act, as amended (the "Act"), as well as registration or qualification afforded by the "Blue Sky" Laws of those jurisdictions in which the Securities are offered or sold.

6. Broker shall solicit subscriptions to purchase the Securities in compliance with all applicable Federal and State Securities Laws, the terms of the Qualified Regulation A Offering, Prospectus and amendments thereto, and the provision of this Agreement. Neither Broker nor any Officer, Agent Employee or other representative of the Broker is authorized to utilize or to display to any person, in connection with the solicitation of subscriptions for the Securities any information or material other than the Prospectus Memoranda and such other information or material as may be authorized and actually furnished by the Company to the Broker in connection with the Offering.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

7. The Company shall have the right, in its sole discretion, to accept or reject any subscriptions tendered by Broker in whole or in part. Subscriptions need not be accepted in the order in which they are received.

8. All funds to be received by the Company from subscriptions tendered by Broker and accepted by the Company shall be delivered in accordance with the subscription instructions set forth in the Company's Subscription Agreement. Upon the acceptance of each subscription agreement approved by the Company and which has been submitted to the Company through solicitation efforts undertaken by the Broker, Broker will be entitled to receive a commission equal to TEN PERCENT (10%) of the sales price of the Securities which Broker places. The Company shall have no liability or obligation to Broker for any amount other than the commission provided for herein. The Commission shall be payable to Broker only if, as, and when funds are received by the Company from subscriptions for the Securities placed by Broker in accordance with this Agreement.

9. The Company represents and warrants to Broker and agrees as follows:

   a. The Company is a Stock Corporation duly organized and validly existing under the Laws of the State of California, with all requisite power and authority to enter into and perform this Agreement.

   b. The Company is not in violation of its Articles of Incorporation; the Company is not in default in the performance or observance of any material obligation agreement, covenant or condition contained in any material contract, indenture, mortgage, loan agreement, note, lease, tax return or other agreement or instrument to which it is a party or by which it or any of its properties is bound; and the execution and delivery of this Agreement, the consummation of the transactions contemplated herein and compliance with the terms hereof have been duly authorized by all necessary action and do not and will not result in any violation of the Articles of Incorporation of the Company and do not and will not conflict with, or result in a breach of any of the tenets or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company under, any material indenture, mortgage loan agreement, note, lease, or other agreement or instrument to which the Company is a party or by which it or any of its properties is bound, or any existing applicable law, rule, regulation, judgment, order or decree of any government, governmental instrumentality or court, domestic or foreign, having jurisdiction over the Company or any of its properties.

   c. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation, enforceable in accordance with its terms.

   d. That no offer and no sale of the Securities will not begin until the Regulation A Registration Statement has been duly qualified by the United States Securities and Exchange Commission and the Securities have been registered in all of the States where the Securities will be offered for sale.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

10. Broker represents and warrants to the Company and agrees as follows:

    a. Broker is a Limited Liability Company duly organized and validly existing under the Laws of the State of California with corporate power and authority to enter into and perform all of its obligations under this agreement.

    b. Broker is not in violation of its Certificate of Incorporation or By-laws; Broker is not in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any material contract, indenture, mortgage, loan agreement, note, lease, tax return or other agreement or instrument to which it is a party or by which it or any of its properties is bound; and the execution and delivery of this Agreement, the consummation of the transactions contemplated herein and compliance with the terms hereof have been duly authorized by all necessary action and do not and will not result in any violation of the Certificate of Incorporation or By-laws of the Broker, and do not and will not conflict with, or result in the creating or imposition of any lien, charge or encumbrance upon any property or assets of Broker under, any material indenture, mortgage, loan agreement, note, lease or other agreement or instrument to which Broker is a party or by which it or any of its properties is bound, or any existing applicable law, rule, regulation, judgment, order or decree of any government, governmental instrumentality or court, domestic or foreign, having jurisdiction, having jurisdiction over Broker or any of its properties.

    c. This Agreement has been duly executed and delivered by Broker and constitutes the legal, valid and binding obligations of Broker, enforceable against it in accordance with its terms.

    d. Broker is duly registered as a Broker-Dealer in such states as it is required to be so registered in all states wherein the Broker will act on behalf of the Company as a placement or sales agent for the Securities.

    e. Broker will: (i) conduct the Offering and Sale of the Securities in accordance with the provisions of Federal and Applicable State Securities Laws; and (ii) shall limit the Offering of the Securities who meet the suitability standards set forth under Regulation A and, prior to any offer of the Securities to any such persons, have reasonable grounds to believe, and in fact believe, that such person meets such standards and maintain memoranda and other appropriate records substantiating the foregoing.

    f. Broker will not use or employ any information or materials in connection with the Offering and Sale of the Securities other than the Qualified Registration Statement.

    g. Broker will obtain and forward to the Company all documentation required to accompany subscriptions for Securities, fully and properly completed.

11. Indemnification:

    a. The Company shall indemnify, and hold harmless, Broker and each person, if any, who controls Broker (within the meaning of either the Act or the Securities Exchange Act of 1937) as follows:

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

i. Against any and all loss, claim, liability and expense, whatsoever arising out of any untrue statement of a material fact contained in the prospectus (or any amendment or supplement thereto), or the omission or alleged omission there from of a material fact required to be stated therein or necessary to make the statements therein not misleading;

ii. Against any and all loss, liability, claim, damage and expense whatsoever to the extent of the aggregate amount paid in settlement of any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, or any such alleged untrue statement or omission, if such settlement is effected with the written consent of the Company; and

iii. Against any and all expense whatsoever (including fees and disbursements of counsel chosen by Broker and approved by the Company, which approval shall not be unreasonably withheld) reasonably incurred in investigating, preparing or defending against any litigation or investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission or based upon any "blue sky" filings, or lack thereof. It shall be the Company's responsibility to only accept subscriptions in the States where the Company's Securities have been properly qualified.

b. Broker shall indemnify and hold harmless the Company, each director and officer of the Company, and each person who controls the Company (within the meaning of either the Act or the Securities Exchange Act of 1934), each consultant or financial advisor of the Company, and each agent, attorney, or representative of the Company, against any and all loss, claim, damage, liability and expense, but only with respect to false or misleading statements, alleged false or misleading statements, made by Broker, or any officer, director, employee or agent of Broker, not contained in the qualified registration statement / prospectus.

c. Each indemnified party shall give prompt notice to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify any indemnifying party shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. Any indemnifying party may participate at its own expense in the defense of such action. In no event shall the indemnifying parties be liable for the fees and expenses of more than one counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances.

d. If the indemnification is unenforceable, although applicable in accordance with its terms, then the parties agree that in order to provide for just and equitable contribution, they each shall proportionately contribute to the aggregate losses, claims, damages, liabilities or expenses contemplated by such indemnity agreement incurred by each of them, provided, however, that no person guilty of fraudulent misrepresentation shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

12. All representations, warranties, covenants and agreements made herein or in certificates and instruments delivered pursuant hereto, shall remain in full force and effect regardless of any investigation made by or on behalf of Broker and its controlling persons, or the Company and its controlling persons, or any agreement of any of them, and shall survive sale and delivery of the Securities to be offered hereunder.

13. All notices hereunder shall be in writing, and shall be personally delivered or sent by first class registered or certified mail, postage prepaid, to the parties at their respective addresses shown below, or such other addresses as may be so designated.

14. Time shall be of the essence of this Agreement.

15. This Agreement (other than those portions that survive) may be terminated by either party at any time by written notice to the other party.

16. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, or its interpretation or effectiveness, and which is not settled between the parties themselves, shall be settled by binding arbitration in Los Angeles County, California in accordance with the rules of the American Arbitration and judgment upon the award may be entered in any court having jurisdiction thereof. The prevailing party in ay litigation, arbitration or mediation relating to collection of fees, or any other matter under this Agreement, shall be entitled to recover all its costs, if any, including without limitation reasonable attorney's fees, from the other party for all matters, including, but not limited to, appeals. This Agreement is made in the State of California, and all questions related to the execution, construction, validity, interpretation and performance of this Agreement and to all other issues or claims arising hereunder, shall be governed and controlled by the Laws of the State of California.

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IN WITNESS THEREOF, the parties hereto have executed this Agreement as of the date first above written.

Company:
Yokal Productions, Inc.

Signature: ______________________________

Printed Name: ___________________________

Title: __________________________

Broker-Dealer:
Alternative Securities Market, LLC

By: _____________________________
CEO or Vice President, Alternative Securities Market, LLC

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

THIS AGREEMENT, dated as of the date executed by ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION ("ASMG"), a California Stock Corporation, located at 4050 Glencoe Avenue, Marina Del Rey, California 90292, by and between **Yokal Productions, Inc.**.

The Company's eligibility to list and promote its securities offering on the Alternative Securities Market's ("ASM") Primary and Secondary Private Alternative Securities Market at http://www.ASMGCorp.com is more fully defined in, and is governed by, the ASMG Market Listing Agreement, as amended from time to time, which, together with all attachments, appendices, addenda, cover sheets, amendments, exhibits, schedules and other materials referenced therein (collectively, the "Agreement"), are attached hereto and incorporated herein by reference in their entirely.

The Company requests to enter into a Market Listing Agreement with ASMG and to have its securities listed on one of the following tiers of the Alternative Securities Markets at http://www.ASMGCorp.com, as applicable, as evidenced by an authorized officer of the Company initialing and dating below next to the Alternative Securities Market Tier being requested:

MUST CHOOSE ONE ASM MARKET TIER BELOW:

ASM MARKET	Initials	Date
ASM VENTURE MARKET *(Raising $100,000 to $1,000,000)*	X ______________	X ____________
ASM MAIN MARKET *(Raising $1,000,001 to $5,000,000)*		
ASM GLOBAL PRIVATE MARKET		
ASM POOLED FUNDS MARKET		

SEE MARKET TIER LISTING REQUIREMENTS ON THE NEXT PAGE BEFORE CHOOSING A MARKET TIERM TO APPLY FOR LISTING:

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

ASM VENTURE MARKET:

- U.S & Canadian Companies Only
- Securities are issued pursuant to Regulation A and Regulation S ONLY
- Market open to all U.S. Investors and International Investors (accredited and non-accredited)
- Regulation A Shares issued unrestricted (unless the Company is a shell) – Immediately free trading
- Regulation S Shares issued with 6-12 month restrictions on trade
- Minimum Offering: $100,000 USD
- Maximum Offering: $1,000,000 USD
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- SEC Review and Qualification required prior to the marketing or sale of any securities. NASAA Coordinated Review will follow SEC review, comment and qualification.

ASM MAIN MARKET:

- U.S & Canadian Companies Only
- Securities are issued pursuant to Regulation A and Regulation S ONLY
- Market open to all U.S. Investors and International Investors (accredited and non-accredited)
- Regulation A Shares issued unrestricted (unless the Company is a shell) – Immediately free trading
- Regulation S Shares issued with 6-12 month restrictions on trade
- Minimum Offering: $1,000,001 USD
- Maximum Offering: $5,000,000 USD
- Proposed New Maximum Offering: $50,000,000 USD (upon enactment of Regulation A Plus / Tier II)
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- SEC Review and Qualification required prior to the marketing or sale of any securities. NASAA Coordinated Review will follow SEC review, comment and qualification.

ASM GLOBAL PRIVATE MARKET:

- U.S., Canadian and International Companies
- Securities are issued pursuant to Regulation D and Regulation S
- Market open to all U.S. Accredited Investors and International Investors (No non-accredited)
- Regulation D Shares issued with 6-12 month restrictions on trade
- Regulation S Shares issued with 6-12 month restrictions on trade
- U.S. and Canadian Company Minimum Offering: $5,000,001 USD
- International Company Minimum Offering: $1,000,001 USD
- Maximum Offering: Unlimited
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- No SEC Comment or Review

ASM POOLED FUNDS MARKET:

- By Invite Only

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

MARKET SEGMENTS:

(___) Alternative Securities Market Aviation & Aerospace Market

(___) Alternative Securities Market Biofuels Market

(___) Alternative Securities Market California Water Rights Market

(___) Alternative Securities Market Commercial Mortgage Clearinghouse

(___) Alternative Securities Market Energy Market

(_X_) Alternative Securities Market Entertainment & Media Market

(___) Alternative Securities Market Fashion & Textiles Market

(___) Alternative Securities Market Financial Services Market

(___) Alternative Securities Market Food & Beverage Market

(___) Alternative Securities Market Hotel & Hospitality Market

(___) Alternative Securities Market Life Settlement Market

(___) Alternative Securities Market Medical Device & Pharmaceuticals Market

(___) Alternative Securities Market Mining & Mineral Rights Market

(___) Alternative Securities Market Oil & Natural Gas Market

(___) Alternative Securities Market Residential Mortgage Market

(___) Alternative Securities Market Restaurant & Night Club Market

(___) Alternative Securities Market Retail & E-Commerce Market

(___) Alternative Securities Market New Technologies Market

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

Type of Direct Public Offering: *(Choose One)*

Common Stock: (__)
Preferred Stock: (_X_)
Membership Units / Equity Interests: (__)
Debt Note / Corporate Bond: (__)
Royalty Interest: (__)
Terms: See Below

Convertible Debt Note Offering:

$1,000,000 USD

- Issued Pursuant to Regulation A
- TEN Thousand Convertible Preferred Stock Shares
- $100 Per Convertible Preferred Stock Share (FaceValue)
- 9% Per Annum Rate of Return (Interest)

All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
    - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 3: (Shareholder Conversion Option)
    - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)
    - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
    - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

Type of Investor Reporting: *(Choose One of Three options below)*

(X) OPTION ONE: Investor Reporting Company:

- **Quarterly Un-audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company financials shall be emailed to LEGAL@AlternativeSecuritiesMarket.com and will be distributed privately to all investors of the Company (*not for public view or distribution*). All un-audited financial statements will be signed as "*true and accurate*" by the Chief Executive Officer and/or the Chief Financial Officer of the Company.

- **Annual Audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of AUDITED financial statements within 60 days of the close of each business fiscal year. Company audited financials shall be emailed to LEGAL@AlternativeSecuritiesMarket.com and will be distributed privately to all investors of the Company (*not for public view or distribution*).

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.ASMGCorp.com.

( ) OPTION TWO: Limited Investor Reporting Company:

- **Quarterly Un-audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company financials shall be emailed to LEGAL@AlternativeSecuritiesMarket.com and will be distributed privately to all investors of the Company (*not for public view or distribution*). All un-audited financial statements will be signed as "*true and accurate*" by the Chief Executive Officer and/or the Chief Financial Officer of the Company.

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.ASMGCorp.com.

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

( ) OPTION THREE: Investor Non-Reporting Company - ONLY AVAILABLE FOR COMMERCIAL MORTGAGE CLEARINGHOUSE / RESIDENTIAL MORTGAGE CLEARINGHOUSE & LIFE SETTLEMENT MARKET COMPANIES:

- **Monthly Status of the Company Report:** Company agrees that the Company's Chief Executive Officer will publish a monthly "*State of the Company Letter*" and email the "*State of the Company Letter*" to all investors of the Company and to Alternative Securities Markets Group. The "*State of the Company Letter*" should detail the current operational status of the Company, detail any information that the CEO feels is necessary for investors to know and include information on the path the CEO of the Company is looking at taking the company in the short-term and in the long-ter. Company agrees that the "*State of the Company Letter*" will be posted on the Company's private page at www.ASMGCorp.com where they may be viewed by registered users of www.ASMGCorp.com.

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.ASMGCorp.com.

The Company agrees to continue to acknowledge that members of Alternative Securities Markets Group Corporation shall continue to be relying on the Company and business information when preparing the Company for a 'Direct Public Offering of Securities' and listing on the Alternative Securities Market. All members of the Company represent that all such information he or she is providing to Alternative Securities Markets Group Corporation is true and complete to the best of his or her knowledge. All members of the Company acknowledge that members of Alternative Securities Markets Group Corporation may provide the information submitted to other necessary parties or its affiliates in the course of preparing the proposed 'Direct Public Securities Offering' and listing on the Alternative Securities Market. All members of the Company shall promptly submit any additional information which supplements or reflects material changes in any of the information submitted to Alternative Securities Markets Group Corporation members. Furthermore, all members of the Company shall certify at each submission that all of the information supplied to Alternative Securities Markets Group Corporation is accurate and complete, to the best of her or her knowledge.

Reporting Requirements: (To Be Emailed to Legal@AlternativeSecuritiesMarket.com)

1. Company agrees to continue to provide the information as requested by the Alternative Securities Markets Group.
2. Copy of Final Business Plan / Private Placement Memorandum
3. Copy of the Articles of Incorporation
4. Details on Current Shareholders (Detail number of shares authorized, detailed number of shares issued and outstanding and who holds those shares).
5. BIOGRAPHIES of each Executive Member of the Company, NO RESUMES
6. Details on any issued options or warrants of the Company
7. Details on any debts of the Company
8. Details on all Permitting, Licensing or Regulatory Approvals Required for operation

9. Complete use of Funds Schedule
10. Un-audiated Financial Statements for 2013 & 2014, or if not incorporated for the past two years, just back to the date of incorporation. Per SEC Rules, the Un-audited Financial Statements MUST include:
    a. Balance Sheets
    b. Profit & Loss Statements
    c. Cash Flow Statements
    d. Statements of Shareholder Equity
    e. Notes to the Financial Statements

Alternative Securities Markets Group to provide the following (ASM Venture Market and ASM Main Market ONLY):

- Preparation of all Securities Registration Statements and Public Offering Memorandums
- All International, Federal & State Registrations, Submissions, Qualifications and Compliance.
- File SEC Form ID for SEC CIK Number and Edgar Filer Passcodes
- Complete Drafting of Regulation A Registration Statement on SEC Form 1-A
- Complete Drafting of Regulation S Securities Offering
- Issuance of International Stock Identification Number
- Printing, Binding and Filing of SEC Form 1-A with the United States Securities and Exchange Commission
- Printing, Binding and Filings of all Amended SEC Form 1-As required for the answering of all comments received from the SEC during the course of the Regulation A Review, Comment and Qualification process
- NASAA Registration of the Regulation A in the Following States (State Registration Fees to be paid upfront by the Alternative Securities Markets Group):
    - California
    - New York
    - Florida
- Publishing of a Company page on the selected market tier that contains all information about the Company's Stock and Offering
- Publishing of a Company page for the Company's publishing of a Public Reporting Requirements

FEES PAID BY THE ALTERNATIVE SECURITIES MARKETS GROUP:

- State Registration and Filing Fees for Direct Initial Public Offering:
    - California: $200 plus 1/5 of 1% of the Offering
    - New York: $300 ($500,000 or less) to $1,200 ($500,001 or more)
    - Florida: $1,000

Costs Associated with Public Listings and Public Offering:

Company acknowledges that there shall be fees associated with the Company's Direct Public Securities Offering and listing on the Alternative Securities Market.

Public Reporting on the Alternative Securities Market:

- Monthly ASM Listing & Public Reporting Fees:
  - $75 per month
- *First payment due upon execution of this agreement, and every month thereafter. Companies will continue to be public reporting during and after public capitalization. Companies are required to keep current their public reporting as detailed in this agreement. This monthly fee shall continue until the Company becomes quoted on the OTCQB or OTCQX Market or a Regulated Stock Exchange such as the NYSE or NASDAQ).*

- All funds to be received by the Company from subscriptions tendered by Broker and accepted by the Company shall be delivered in accordance with the subscription instructions set forth in the Company's Subscription Agreement. Upon the acceptance of each subscription agreement approved by the Company and which has been submitted to the Company through solicitation efforts undertaken by the Broker, Broker will be entitled to receive a commission equal to TEN PERCENT (10%) of the sales price of the Securities which Broker places. The Company shall have no liability or obligation to Broker for any amount other than the commission provided for herein. The Commission shall be payable to Broker only if, as, and when funds are received by the Company from subscriptions for the Securities placed by Broker in accordance with this Agreement.

- 03% of the Company's Current Issued and Outstanding Common Stock Shares to be escrowed with the Company's Legal Counsel in the name of "*Alternative Securities Markets Group*". The Shares of Escrowed Common Stock to be released to "*Alternative Securities Markets Group*" fully diluted at the following milestones:

  - 25% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 25% of the Company's Total Required Investment Capital as stated on page #4 of this Agreement. *(ASMG would own 0.75% of the Company's issued and outstanding common stock)*

  - 25% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 50% of the Company's Total Required Investment Capital as stated on page #4 of this Agreement. *(ASMG would own 1.5% of the Company's issued and outstanding common stock)*

  - 25% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 75% of the Company's Total Required Investment Capital as stated on page #4 of this Agreement. *(ASMG*

would own 2.25% of the Company's issued and outstanding common stock)

- 25% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 100% of the Company's Total Required Investment Capital as stated on page #4 of this Agreement. *(ASMG would own 3% of the Company's issued and outstanding common stock)*

Additional Items:
Alternative Securities Markets Group Corporation has determined that the structure and terms of the proposed Debt and/or Equity Capital Offering and Listing, as described in this Agreement, are in compliance with all applicable International, Federal, State and Local Laws, Rules and Regulations regarding Private and Public Debt and/or Equity Public Offerings.

We look forward to partnering with you on this business opportunity.

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed by their duly authorized officers. Signature on this Cover Sheet is in lieu of, and has the same effect as, signature on each document referenced herein.

Company:
Yokal Productions, Inc.

Signature: ______________________________

Printed Name: ___________________________

Title: __________________________

Company:
Alternative Securities Markets Group Corporation

By: _____________________________
CEO or Vice President, Alternative Securities Markets Group Corporation

EXHIBIT E

FORM BD PAGE 1 (Execution Page)	**UNIFORM APPLICATION FOR BROKER-DEALER REGISTRATION** Date: 01/22/2015 SEC File No: 8-______ Firm CRD No.: ______	**OFFICIAL USE**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of business as a broker-dealer would violate the Federal securities laws and the laws of the *jurisdictions* and may result in disciplinary, administrative, injunctive or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS.

☒ APPLICATION ☐ AMENDMENT

1. Exact name, principal business address, mailing address, if different, and telephone number of *applicant:*

A. Full name of *applicant* (if sole proprietor, state last, first and middle name):
Alternative Securities Market, LLC

B. IRS Empl. Ident. No.:
47-2395422

C. (1) Name under which broker-dealer business primarily is conducted, if different from Item 1A.

(2) List on Schedule D, Page1, Section I any other name by which the firm conducts business and where it is used.

D. If this filing makes a name change on behalf of the *applicant*, enter the new name and specify whether the name change is of the ☐ *applicant* name (1A) or ☐ business name (1C):
Please check above.

E. Firm main address: (Do not use a P.O. Box)

4050 Glencoe Avenue, #210	Marina Del Rey	California	90292
(Number and Street)	(City)	(State/Country)	(Zip+4/Postal Code)

Branch offices or other business locations must be reported on Schedule E.

F. Mailing address, if different:

G. Business Telephone Number:

213	407-4386
(Area Code)	(Telephone Number)

H. Contact Employee:

Mr. Steven Joseph Muehler	213	407-4386
(Name and Title)	(Area Code)	(Telephone Number)

EXECUTION:

For the purposes of complying with the laws of the State(s) designated in Item 2 relating to either the offer or sale of securities or commodities, the undersigned and *applicant* hereby certify that the *applicant* is in compliance with applicable state surety bonding requirements and irrevocably appoint the administrator of each of those State(s) or such other person designated by law, and the successors in such office, attorney for the *applicant* in said State(s), upon whom may be served any notice, process, or pleading in any action or *proceeding* against the *applicant* arising out of or in connection with the offer or sale of securities or commodities, or out of the violation or alleged violation of the laws of those State(s), and the *applicant* hereby consents that any such action or *proceeding* against the *applicant* may be commenced in any court of competent jurisdiction and proper venue within said State(s) by service of process upon said appointee with the same effect as if *applicant* were a resident in said State(s) and had lawfully been served with process in said State(s).

The *applicant* consents that service of any civil action brought by or notice of any *proceeding* before the Securities and Exchange Commission or any *self-regulatory organization* in connection with the *applicant's* broker-dealer activities, or of any application for a protective decree filed by the Securities Investor Protection Corporation, may be given by registered or certified mail or confirmed telegram to the *applicant's* contact employee at the main address, or mailing address if different, given in Items 1E and IF.

The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said *applicant*. The undersigned and *applicant* represent that the information and statements contained herein, including exhibits attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete. The undersigned and *applicant* further represent that to the extent any information previously submitted is not amended such information is currently accurate and complete.

1/22/15 — Date (MM/DD/YYYY)
Alternative Securities Market, LLC – Steve Muehler — Name of Applicant

By: [signature] — Signature
[signature] — Print Name and Title

Subscribed and sworn before me this ____ day of ______, ____ Year by – See Attached Notary Public

My Commision expires ______ County of – See Attached State of – see Attached

This page must always be completed in full with original, manual signature and notarization.
To amend, circle items being amended. Affix notary stamp or seal where applicable.

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 22 day of January, 2015, by
Date *Month* *Year*
(1) Steve Muehler
(and (2) ———),
Name(s) of Signer(s)



CHUCK JIRO MURAYAMA
Commission # 1990849
Notary Public - California
Los Angeles County
My Comm. Expires Oct 9, 2016

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Seal
Place Notary Seal Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Uniform Application For Broker-Dealer Registration **Document Date:** 1-22-2015

Number of Pages: 1 **Signer(s) Other Than Named Above:** ———

FORM BD PAGE 2	Applicant Name: Alternative Securities Market, LLC Date: 01/22/15 Firm CRD No.: ______	OFFICIAL USE	OFFICIAL USE ONLY

2. Indicate by checking the appropriate box(es) each governmental authority, organization, or *jurisdiction* in which the *applicant* is registered or registering as a broker-dealer.

SECURITIES AND EXCHANGE COMMISSION

If *applicant* is registered or registering with the SEC, check here and answer Items 2A through 2D below. ☐

	YES	NO
A. Is *applicant* registered or registering as a broker-dealer under Section 15(b) or Section 15B of the Securities Exchange Act of 1934?	x	
B. Is *applicant* registered or registering as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and also acting or intending to act as a government securities broker or dealer?		x
C. Is *applicant* registered or registering solely as a government securities broker or dealer under Section 15C of the Securities Exchange Act of 1934?		x
Do not answer "yes" to Item 2C if applicant answered "yes" to Item 2A or Item 2B.		
D. Is *applicant* ceasing its activities as a government securities broker or dealer?		x

If applicant answers "yes" to Items 2A and 2D, applicant expressly consents to the withdrawal of its registration as a government securities broker or dealer under Section 15C of the Securities Exchange Act of 1934. See "Instructions."

SRO

AMEX	BSE	CBOE	CHX	NSX	FINRA	NQX	NYSE	PHLX	ARCA	ISE	OTHER *(specify)*
☐	☐	☐	☐	☐	x	☐	☐	☐	☐	☐	☐ ______

JURISDICTION

☐ Alabama	☐ Hawaii	☐ Michigan	☐ North Carolina	☐ Texas
☐ Alaska	☐ Idaho	☐ Minnesota	☐ North Dakota	☐ Utah
☐ Arizona	☐ Illinois	☐ Mississippi	☐ Ohio	☐ Vermont
☐ Arkansas	☐ Indiana	☐ Missouri	☐ Oklahoma	☐ Virgin Islands
S California	☐ Iowa	☐ Montana	☐ Oregon	☐ Virginia
☐ Colorado	☐ Kansas	☐ Nebraska	☐ Pennsylvania	☐ Washington
☐ Connecticut	☐ Kentucky	☐ Nevada	☐ Puerto Rico	☐ West Virginia
☐ Delaware	☐ Louisiana	☐ New Hampshire	☐ Rhode Island	☐ Wisconsin
☐ District of Columbia	☐ Maine	☐ New Jersey	☐ South Carolina	☐ Wyoming
☐ Florida	☐ Maryland	☐ New Mexico	☐ South Dakota	
☐ Georgia	☐ Massachusetts	☐ New York	☐ Tennessee	

3. A. Indicate legal status of *applicant.*

☐ Corporation ☐ Sole Proprietorship ☐ Other *(specify)* ______
☐ Partnership ☒ Limited Liability Company

B. Month *applicant's* fiscal year ends: 12/31

C. If other than a sole proprietor, indicate date and place *applicant* obtained its legal status (i.e., state or country where incorporated, where partnership agreement was filed, or where *applicant* entity was formed):

State/Country of formation: California Date of formation: 11/26/2014 (MM/DD/YYYY)

Schedule A and, if applicable, Schedule B must be completed as part of all initial applications. Amendments to these schedules must be provided on Schedule C.

4. If *applicant* is a sole proprietor, state full residence address and Social Security Number.

Social Security Number: ___-___-___

______
(Number and Street) (City) (State/Country) (Zip+4/Postal Code)

	YES	NO
5. Is *applicant* at the time of this filing *succeeding* to the business of a currently registered broker-dealer? *Do not report previous successions already reported on Form BD.* *If "Yes," contact CRD prior to submitting form; complete appropriate items on Schedule D, Page 1, Section III.*		x
6. Does *applicant* hold or maintain any funds or securities or provide clearing services for any other broker or dealer?		x
7. Does *applicant* refer or introduce customers to any other broker or dealer? *If "Yes," complete appropriate items on Schedule D, Page 1, Section IV.*		x

FORM BD
PAGE 3

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/15

Firm CRD No.:

OFFICIAL USE

OFFICIAL USE ONLY

		YES	NO
8.	Does *applicant* have any arrangement with any other *person*, firm, or organization under which:		
	A. any books or records of *applicant* are kept or maintained by such other *person*, firm or organization?	☐	☒
	B. accounts, funds, or securities of the *applicant* are held or maintained by such other *person*, firm, or organization?	☐	☒
	C. accounts, funds, or securities of customers of the *applicant* are held or maintained by such other *person*, firm or organization?	☐	☒
	For purposes of 8B and 8C, do not include a bank or satisfactory control location as defined in paragraph (c) of Rule 15c3-3 under the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).		
	If "Yes" to any part of Item 8, complete appropriate items on Schedule D, Page 1, Section IV.		
9.	Does any *person* not named in Item 1 or Schedules A, B, or C, directly or indirectly:		
	A. *control* the management or policies of the *applicant* through agreement or otherwise?	☐	☒
	B. wholly or partially finance the business of applicant?	☐	☒
	Do not answer "Yes" to 9B if the person finances the business of the applicant through: 1) a public offering of securities made pursuant to the Securities Act of 1933; 2) credit extended in the ordinary course of business by suppliers, banks, and others; or 3) a satisfactory subordination agreement, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (17 CFR 240.15c3-1).		
	If "Yes" to any part of Item 9, complete appropriate items on Schedule D, Page 1, Section IV.		
10.	A. Directly or indirectly, does *applicant control*, is *applicant controlled* by, or is *applicant* under common *control* with, any partnership, corporation, or other organization that is engaged in the securities or investment advisory business?	☒	☐
	If "Yes" to Item 10A, complete appropriate items on Schedule D, Page 2, Section V.		
	B. Directly or indirectly, is *applicant controlled* by any bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings bank or association, credit union, or foreign bank?	☐	☒
	If "Yes" to Item 10B, complete appropriate items on Schedule D, Page 3, Section VI.		
11.	Use the appropriate DRP for providing details to "yes" answers to the questions in Item 11. Refer to the Explanation of Terms section of Form BD Instructions for explanations of italicized terms.		
CRIMINAL DISCLOSURE	A. In the past ten years has the *applicant* or a *control affiliate*:		
	(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to any *felony*?	☐	☒
	(2) been *charged* with any *felony*?	☐	☒
	B. In the past ten years has the *applicant* or a *control affiliate*:		
	(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to a *misdemeanor involving*: investments or an *investment-related* business, or any fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?	☐	☒
	(2) been *charged* with a *misdemeanor* specified in 11B(1)?	☐	☒
REGULATORY ACTION DISCLOSURE	C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:		
	(1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?	☐	☒
	(2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its regulations or statutes?	☐	☒
	(3) *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
	(4) entered an *order* against the *applicant* or a *control affiliate* in connection with *investment-related* activity?	☐	☒
	(5) imposed a civil money penalty on the *applicant* or a *control affiliate*, or *ordered* the *applicant* or a *control affiliate* to cease and desist from any activity?	☐	☒

FORM BD
PAGE 4

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/15

Firm CRD No.: ____________

OFFICIAL USE

OFFICIAL USE ONLY

REGULATORY ACTION DISCLOSURE

	YES	NO
D. Has any other federal regulatory agency, any state regulatory agency, or *foreign financial regulatory authority*:		
(1) ever *found* the *applicant or a control affiliate* to have made a false statement or omission or been dishonest, unfair, or unethical?	☐	☒
(2) ever *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of *investment-related* regulations or statutes?	☐	☒
(3) ever *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☒	☐
(4) in the past ten years, entered an *order* against the *applicant* or a *control affiliate* in connection with an *investment-related* activity?	☐	☒
(5) ever denied, suspended, or revoked the *applicant's* or a *control affiliate's* registration or license or otherwise, by *order*, prevented it from associating with an *investment-related* business or restricted its activities?	☐	☒
E. Has any *self-regulatory organization or* commodities exchange ever:		
(1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?	☐	☒
(2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its rules (other than a violation designated as a *"minor rule violation"* under a plan approved by the U.S. Securities and Exchange Commission)?	☐	☒
(3) *found* the *applicant* or a *control affiliate* to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) disciplined the *applicant* or a *control affiliate* by expelling or suspending it from membership, barring or suspending its association with other members, or otherwise restricting its activities?	☐	☒
F. Has the *applicant's* or a *control affiliate's* authorization to act as an attorney, accountant, or federal contractor ever been revoked or suspended?	☐	☒
G. Is the *applicant* or a *control affiliate* now the subject of any regulatory *proceeding* that could result in a "yes" answer to any part of 11C, D, or E?	☐	☒

CIVIL JUDICIAL DISCLOSURE

	YES	NO
H. (1) Has any domestic or foreign court:		
(a) in the past ten years, *enjoined* the *applicant* or a *control affiliate* in connection with any *investment-related* activity?	☐	☒
(b) ever *found* that the *applicant* or a *control affiliate* was *involved* in a violation of *investment-related* statutes or regulations?	☐	☒
(c) ever dismissed, pursuant to a settlement agreement, an *investment-related* civil action brought against the *applicant* or *control affiliate* by a state or *foreign financial regulatory authority*?	☐	☒
(2) Is the *applicant* or a *control affiliate* now the subject of any civil *proceeding* that could result in a "yes" answer to any part of 11H(1)?	☐	☒

FINANCIAL DISCLOSURE

	YES	NO
I. In the past ten years has the *applicant* or a *control affiliate* of the *applicant* ever been a securities firm or a *control affiliate* of a securities firm that:		
(1) has been the subject of a bankruptcy petition?	☐	☒
(2) has had a trustee appointed or a direct payment procedure initiated under the Securities Investor Protection Act?	☐	☒
J. Has a bonding company ever denied, paid out on, or revoked a bond for the *applicant*?	☐	☒
K. Does the *applicant* have any unsatisfied judgments or liens against it?	☐	☒

FORM BD
PAGE 5

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/2015

Firm CRD No.: ____________

OFFICIAL USE

OFFICIAL USE ONLY

12. Check types of business engaged in (or to be engaged in, if not yet active) by *applicant*. Do not check any category that accounts for (or is expected to account for) less than 1% of annual revenue from the securities or investment advisory business.

A.	Exchange member engaged in exchange commission business other than floor activities	☐ EMC
B.	Exchange member engaged in floor activities	☐ EMF
C.	Broker or dealer making inter-dealer markets in corporate securities over-the-counter	☐ IDM
D.	Broker or dealer retailing corporate equity securities over-the-counter	☐ BDR
E.	Broker or dealer selling corporate debt securities	☒ BDD
F.	Underwriter or selling group participant (corporate securities other than mutual funds)	☐ USG
G.	Mutual fund underwriter or sponsor	☐ MFU
H.	Mutual fund retailer	☐ MFR
I.	1. U.S. government securities dealer	☐ GSD
	2. U.S. government securities broker	☐ GSB
J.	Municipal securities dealer	☐ MSD
K.	Municipal securities broker.	☐ MSB
L.	Broker or dealer selling variable life insurance or annuities	☐ VLA
M.	Solicitor of time deposits in a financial institution	☐ SSL
N.	Real estate syndicator.	☒ RES
O.	Broker or dealer selling oil and gas interests	☒ OGI
P.	Put and call broker or dealer or option writer	☐ PCB
Q.	Broker or dealer selling securities of only one issuer or associate issuers (other than mutual funds)	☐ BIA
R.	Broker or dealer selling securities of non-profit organizations (e.g., churches, hospitals)	☐ NPB
S.	Investment advisory services	☐ IAD
T.	1. Broker or dealer selling tax shelters or limited partnerships in primary distributions	☐ TAP
	2. Broker or dealer selling tax shelters or limited partnerships in the secondary market	☐ TAS
U.	Non-exchange member arranging for transactions in listed securities by exchange member	☐ NEX
V.	Trading securities for own account	☐ TRA
W.	Private placements of securities	☒ PLA
X.	Broker or dealer selling interests in mortgages or other receivables	☒ MRI
Y.	Broker or dealer involved in a networking, kiosk or similar arrangement with a:	
	1. bank, savings bank or association, or credit union	☐ BNA
	2. insurance company or agency	☐ INA
Z.	Other *(give details on Schedule D, Page 1, Section II)*	☐ OTH

		YES	NO
13. A.	Does *applicant* effect transactions in commodity futures, commodities or commodity options as a broker for others or as a dealer for its own account?	☐	☒
B.	Does *applicant* engage in any other non-securities business? *If "yes," describe each other business briefly on Schedule D, Page 1, Section II.*	☐	☒

Schedule A of FORM BD
DIRECT OWNERS AND EXECUTIVE OFFICERS

(Answer for Form BD Item 3)

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/15 Firm CRD No.: ____________

OFFICIAL USE

1. Use Schedule A only in new applications to provide information on the **direct** owners and executive officers of the *applicant*. Use Schedule B in new applications to provide information on **indirect** owners. File all amendments on Schedule C. **Complete each column.**

2. List below the names of:
   (a) each Chief Executive Officer, Chief Financial Officer, Chief Operations Officer, Chief Legal Officer, Chief Compliance Officer, Director, and individuals with similar status or functions;
   (b) in the case of an *applicant* that is a corporation, each shareholder that directly owns 5% or more of a class of a voting security of the *applicant*, unless the *applicant* is a public reporting company (a company subject to Sections 12 or 15(d) of the Securities Exchange Act of 1934);
   Direct owners include any *person* that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the *applicant*. For purposes of this Schedule, a *person* beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.
   (c) in the case of an *applicant* that is a partnership, **all** general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital; and
   (d) in the case of a trust that directly owns 5% or more of a class of a voting security of the *applicant*, or that has the right to receive upon dissolution, or has contributed, 5% or more of the *applicant's* capital, the trust and each trustee.
   (e) in the case of an *applicant* that is a Limited Liability Company ("LLC"), (i) those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

3. Are there any indirect owners of the *applicant* required to be reported on Schedule B? ☐ Yes ■ No

4. In the "DE/FE/I" column, enter "DE" if the owner is a domestic entity, or enter "FE" if owner is an entity incorporated or domiciled in a foreign country, or enter "I" if the owner is an individual.

5. Complete the "Title or Status" column by entering board/management titles; status as partner, trustee, sole proprietor, or shareholder; and for shareholders, the class of securities owned (if more than one is issued).

6. Ownership codes are: NA - less than 5%; A - 5% but less than 10%; B - 10% but less than 25%; C - 25% but less than 50%; D - 50% but less than 75%; E - 75% or more

7. (a) In the "*Control Person*" column, enter "Yes" if *person* has "*control*" as defined in the instructions to this form, and enter "No" if the *person* does not have *control*. Note that under this definition most executive officers and all 25% owners, general partners, and trustees would be "control persons".
   (b) In the "PR" column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Title or Status	Date Title or Status Acquired		Ownership Code	Control Person		CRD No. If None: S.S. No., IRS Tax No. or Employer ID.	Official Use Only
			MM	YYYY			PR		
Mr. Steven Joseph Muehler	I	Managing Member	12	2014	NA	Yes		47-2395422	
Alternative Securities Markets Group Corporation	DE	Sole Shareholder	11	2014	E	Yes		47-2360876	

Schedule B of FORM BD
INDIRECT OWNERS

(Answer for Form BD Item 3)

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/15 Firm CRD No.:

OFFICIAL USE

1. Use Schedule B only in new applications to provide information on the **indirect** owners of the *applicant*. Use Schedule A in new applications to provide information on **direct** owners. File all amendments on Schedule C. **Complete each column.**

2. With respect to each owner listed on Schedule A, (except individual owners), list below:
   (a) in the case of an owner that is a corporation, each of its shareholders that beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 25% or more of a class of a voting security of that corporation;
   For purposes of this Schedule, a *person* beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the *right to acquire*, within 60 days, through the exercise of any option, warrant or right to purchase the security.
   (b) in the case of an owner that is a partnership, **all** general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 25% or more of the partnership's capital; and
   (c) in the case of an owner that is a trust, the trust and each trustee.
   (d) in the case of an owner that is a Limited Liability Company ("LCC"), (i) those members that have the right to receive upon dissolution, or have contributed, 25% or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.
3. Continue up the chain of ownership listing all 25% owners at each level. Once a public reporting company (a company subject to Sections 12 or 15(d) of the Securities Exchange Act of 1934) is reached, no ownership information further up the chain of ownership need be given.
4. In the "DE/FE/I" column, enter "DE" if the owner is a domestic entity, or enter "FE" if owner is an entity incorporated or domiciled in a foreign country, or enter "I" if the owner is an individual.
5. Complete the "Status" column by entering status as partner, trustee, shareholder, etc., and if shareholder, class of securities owned (if more than one is issued).
6. Ownership codes are: C - 25% but less than 50% D - 50% but less than 75% E - 75% or more F - Other General Partners
7. (a) In the *"Control Person"* column, enter "Yes" if *person* has *"control"* as defined in the Instructions to this form, and enter "No" if the *person* does not have *control*. Note that under this definition most executive officers and all 25% owners, general partners, and trustees would be *"control persons"*.
   (b) In the "PR" column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Entity in Which Interest is Owned	Status	Date Status Acquired		Ownership Code	*Control Person*		CRD No. If None: S.S. No., IRS Tax No. or Employer ID.	Official Use Only
				MM	YYYY			PR		

Schedule C of FORM BD **AMENDMENTS TO SCHEDULES A & B** (Amendments to answers for Form BD Item 3)	*Applicant* Name: Alternative Securities Market, LLC Date: 01/22/15 Firm CRD No.: ________	**OFFICIAL USE**

1. This Schedule C is used to amend Schedules A and B of Form BD. Refer to those schedules for specific instructions for completing this Schedule C. **Complete each column.** File with a completed Execution Page (Page 1).

2. In the Type of Amendment ("Type of Amd.") column, indicate "A" (addition), "D" (deletion), or "C" (change in information about the same *person*).

3. Ownership codes are: NA - less than 5%; A - 5% but less than 10%; B - 10% but less than 25%; C - 25% but less than 50%; D - 50% but less than 75%; E - 75% or more; F - Other General Partners

4. **List below all changes to Schedule A: (DIRECT OWNERS AND EXECUTIVE OFFICERS)**

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amd.	Title or Status	Date Title or Status Acquired		*Control* Ownership Code	CRD No. *Person*		If None: S. S. No., IRS Tax No or Employer ID	Official Use Only
				MM	YYYY			PR		

5. **List below all changes to Schedule B: (INDIRECT OWNERS)**

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amd.	Entity in Which Interest is Owned	Status	Date Status Acquired		Ownership Code	*Control Person*		CRD No. If None: S.S. No., IRS Tax No. or Employer ID.	Official Use Only
					MM	YYYY			PR		

Schedule D of FORM BD
Page 1

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/2015 Firm CRD No.: ______

OFFICIAL USE | OFFICIAL USE ONLY

Use this Schedule D Page 1 to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an ☒ INITIAL ☐ AMENDED detail filing for the Form BD items checked below:

SECTION I *Other Business Names*

(Check if applicable) ☐ Item 1C(2)

List each of the "other" names and the *jurisdiction(s)* in which they are used.

1. Name	*Jurisdiction*	2. Name	*Jurisdiction*
3. Name	*Jurisdiction*	4. Name	*Jurisdiction*

SECTION II *Other Business*

(Check one) ☐ Item 12Z ☐ Item 13B

Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section.

Briefly describe any other business (ITEM 12Z); or any other non-securities business (ITEM 13B). Use reverse side of this sheet for additional comments if necessary.

SECTION III *Successions*

(Check if applicable) ☐ Item 5

Date of Succession MM DD YYYY / /	*Name of Predecessor*	
Firm CRD Number	IRS Employer Identification Number (if any)	SEC File Number (if any)

Briefly describe details of the *succession* including any assets or liabilities not assumed by the *successor*. Use reverse side of this sheet for additional comments if necessary.

SECTION IV *Introducing and Clearing Arrangements / Control Persons / Financings*

(Check one) ☐ Item 7 ☐ Item 8A ☐ Item 8B ☐ Item 8C ☐ Item 9A ☐ Item 9B

Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement or agreement, enter the effective date of the change.

Firm or Organization Name	CRD Number (if any)	
Business Address *(Street, City, State/Country, Zip+4 Postal Code)*	Effective Date MM DD YYYY 10 02 2014	Termination Date MM DD YYYY / /
Individual Name (if applicable) *(Last, First, Middle)*	CRD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip+4 Postal Code)*	Effective Date MM DD YYYY 10 02 2014	Termination Date MM DD YYYY / /

Briefly describe the nature of reference or arrangement (ITEM 7 or ITEM 8); the nature of the *control* or agreement (ITEM 9A); or the method and amount of financing (ITEM 9B). Use reverse side of this sheet for additional comments if necessary.

Schedule D of FORM BD Page 2	Applicant Name: Alternative Securities Market, LLC Date: 1/22/15 Firm CRD No.: ______	OFFICIAL USE	OFFICIAL USE ONLY

Use this Schedule D Page 2 to report details for Item 10A. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information. Supply details for all partnerships, corporations, organizations, institutions and individuals necessary to answer each item completely. Use additional copies of Schedule D Page 2 if necessary.

Use the "Effective Date" box to enter the Month, Day, and Year that the affiliation was effective or the date of the most recent change in the affiliation.

This is an ☐ INITIAL ☐ AMENDED detail filing for Form BD Item 10A

☐ 10A. Directly or indirectly, does *applicant* control, is *applicant controlled* by, or is *applicant* under common *control* with, any partnership, corporation, or other organization that is engaged in the securities or investment advisory business?

SECTION V ***Complete this section for control issues relating to ITEM 10A only.***

The details supplied relate to:

1 Partnership, Corporation, or Organization Name: Alternative Securities Markets Group Corporation
CRD Number (if any): Recently Filed ADV2 for RIA Firm (Series 65)

(check only one)
This Partnership, Corporation, or Organization ☐ *controls applicant* ☐ is *controlled* by *applicant* ☐ is under common *control* with *applicant*

Business Address *(Street, City, State/Country, Zip+4/Postal Code)*: 4050 Glencoe Avenue, Unit 210, Marina Del Rey, CA 90292
Effective Date (MM DD YYYY): 10/02/2014
Termination Date (MM DD YYYY): / /

Is Partnership, Corporation or Organization a foreign entity? ☐ Yes ☒ No
If Yes, provide country of domicile or incorporation:
Check "Yes" or "No" for activities of this partnership, corporation, or organization: Securities Activities: ☒ Yes ☐ No Investment Advisory Activities: ☒ Yes ☐ No

Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.
Investment Advisory Firm

2 Partnership, Corporation, or Organization Name:
CRD Number (if any):

(check only one)
This Partnership, Corporation, or Organization ☐ *controls applicant* ☐ is *controlled* by *applicant* ☐ is under common *control* with *applicant*

Business Address *(Street, City, State/Country, Zip+4/Postal Code)*:
Effective Date (MM DD YYYY): 10/02/2014
Termination Date (MM DD YYYY): / /

Is Partnership, Corporation or Organization a foreign entity? ☐ Yes ☐ No
If Yes, provide country of domicile or incorporation:
Check "Yes" or "No" for activities of this partnership, corporation, or organization: Securities Activities: ☐ Yes ☐ No Investment Advisory Activities: ☐ Yes ☐ No

Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.

3 Partnership, Corporation, or Organization Name:
CRD Number (if any):

(check only one)
This Partnership, Corporation, or Organization ☐ *controls applicant* ☐ is *controlled* by *applicant* ☐ is under common *control* with *applicant*

Business Address *(Street, City, State/Country, Zip+4/Postal Code)*:
Effective Date (MM DD YYYY): / /
Termination Date (MM DD YYYY): / /

Is Partnership, Corporation or Organization a foreign entity? ☐ Yes ☐ No
If Yes, provide country of domicile or incorporation:
Check "Yes" or "No" for activities of this partnership, corporation, or organization: Securities Activities: ☐ Yes ☐ No Investment Advisory Activities: ☐ Yes ☐ No

Briefly describe the *control relationship.* Use reverse side of this sheet for additional comments if necessary.

If *applicant* has more than 3 organizations to report, complete additional Schedule D Page 2s.

Schedule D of FORM BD
Page 3

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/2015 Firm CRD No.: ______

OFFICIAL USE | OFFICIAL USE ONLY

Use this Schedule D Page 3 to report details for Item 10B. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information. Supply details for all partnerships, corporations, organizations, institutions and individuals necessary to answer each item completely. Use additional copies of Schedule D Page 3 if necessary.

Use the "Effective Date" box to enter the Month, Day, and Year that the affiliation was effective or the date of the most recent change in the affiliation.

This is an ☐ INITIAL ☐ AMENDED detail filing for Form BD Item 10B

☐ 10B. Directly or indirectly, is *applicant controlled* by any bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings bank or association, credit union, or foreign bank?

SECTION VI ***Complete this section for control issues relating to ITEM 10B only.***

Provide the details for each organization or institution that *controls* the *applicant*, including each organization or institution in the *applicant's* chain of ownership. The details supplied relate to:

1	Financial Institution Name	CRD Number (if applicable)
	Institution Type *(i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank)*	Effective Date MM DD YYYY / / Termination Date MM DD YYYY / /
	Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	If foreign, country of domicile or incorporation
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.	

2	Financial Institution Name	CRD Number (if applicable)
	Institution Type *(i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank)*	Effective Date MM DD YYYY / / Termination Date MM DD YYYY / /
	Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	If foreign, country of domicile or incorporation
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.	

3	Financial Institution Name	CRD Number (if applicable)
	Institution Type *(i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank)*	Effective Date MM DD YYYY / / Termination Date MM DD YYYY / /
	Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	If foreign, country of domicile or incorporation
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.	

4	Financial Institution Name	CRD Number (if applicable)
	Institution Type *(i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank)*	Effective Date MM DD YYYY / / Termination Date MM DD YYYY / /
	Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	If foreign, country of domicile or incorporation
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.	

If *applicant* has more than 4 organizations/institutions to report, complete additional Schedule D page 3s.

CRIMINAL DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Items 11A and 11B*** of Form BD;

Check ☑ item(s) being responded to:

11A ___ In the past ten years has the *applicant* or a *control affiliate*:

- ☐ (1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to any *felony*?
- ☐ (2) been *charged* with any *felony*?

11B ___ In the past ten years has the *applicant* or a *control affiliate*:

- ☐ (1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to a *misdemeanor involving:* investments or an *investment-related* business, or any fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?
- ☐ (2) been *charged* with a *misdemeanor* specified in 11B(1)?

Use a separate DRP for each event or *proceeding.* An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

Multiple counts of the same charge arising out of the same event(s) should be reported on the same DRP. Unrelated criminal actions, including separate cases arising out of the same event, must be reported on separate DRPs. Use this DRP to report all charges arising out of the same event. One event may result in more than one affirmative answer to the above items.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropiate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

Applicable court documents (i.e., criminal complaint, information or indictment as well as judgment of conviction or sentencing documents) must be provided to the CRD if not previously submitted. Documents will not be accepted as disclosure in lieu of answering the questions on this DRP.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

- ☐ The *Applicant*
- ☐ *Applicant* and one or more *control affiliate(s)*
- ☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, Indicate "non-registered" by checking the appropriate checkbox.

NAME OF APPLICANT	*APPLICANT CRD NUMBER*

BD DRP - *CONTROL AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ☐ No

NOTE: The completion of this Form does not relieve the *control affiliate* of its obligation to update its CRD records.

(continued)

CRIMINAL DISCLOSURE REPORTING PAGE (BD)

(continuation)

PART II

1. If charge(s) were brought against an organization over which the *applicant* or *control affiliate* exercise(d) *control*: Enter organization name, whether or not the organization was an *investment-related* business and the *applicant's* or *control affiliate's* position, title or relationship.

2. Formal Charge(s) were brought in: (include name of Federal, Military, State or Foreign Court, Location of Court - City or County and State or Country, Docket/Case number).

3. **Event Disclosure Detail** (Use this for both organizational and individual charges.)

   A. Date First Charged (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation:

   B. Event Disclosure Detail (include Charge(s)/Charge Description(s), and for each charge provide: 1. number of counts, 2. *felony* or *misdemeanor*, 3. plea for each charge, and 4. product type if charge is *investment-related*):

   C. Did any of the Charge(s) within the Event involve a *Felony*? ☐ Yes ☐ No

   D. Current status of the Event? ☐ Pending ☐ On Appeal ☐ Final

   E. Event Status Date (complete unless status is Pending) (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation:

4. **Disposition Disclosure Detail:** Include for each charge, A. Disposition Type [e.g., convicted, acquitted, dismissed, pretrial, etc.], B. Date, C. Sentence/Penalty, D. Duration [if sentence-suspension, probation, etc.], E. Start Date of Penalty, F. Penalty/Fine Amount and G. Date Paid.

5. Provide a brief summary of circumstances leading to the charge(s) as well as the disposition. Include the relevant dates when the conduct which was the subject of the charge(s) occurred. (The information must fit within the space provided.)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ■ INITIAL *OR* ☐ AMENDED response used to report details for affirmative responses to ***Items 11C, 11D, 11E, 11F or 11G*** of Form BD;

Check ☑ item(s) being responded to:

11C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:
- ☐ (1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?
- ☐ (2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its regulations or statutes?
- ☐ (3) *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?
- ☐ (4) entered an *order* against the *applicant* or a *control affiliate* in connection with *investment-related* activity?
- ☐ (5) imposed a civil money penalty on the *applicant* or a *control affiliate*, or ordered the *applicant* or a *control affiliate* to cease and desist from any activity?

11D. Has any other federal regulatory agency, any state regulatory agency, or *foreign financial regulatory authority*:
- ☐ (1) ever *found* the *applicant* or a *control affiliate* to have made a false statement or omission or been dishonest, unfair, or unethical?
- ☐ (2) ever *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of *investment-related* regulations or statutes?
- ☐ (3) ever *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?
- ☐ (4) in the past ten years, entered an *order* against the *applicant* or a *control affiliate* in connection with an *investment-related* activity?
- ☐ (5) ever denied, suspended, or revoked the *applicant's* or a *control affiliate's* registration or license or otherwise, by *order*, prevented it from associating with an *investment-related* business or restricted its activities?

11E. Has any *self-regulatory organization* or commodities exchange ever:
- ☐ (1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?
- ☐ (2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its rules (other than a violation designated as a "*minor rule violation*" under a plan approved by the U.S. Securities and Exchange Commission)?
- ☐ (3) *found* the *applicant* or a *control affiliate* to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?
- ☐ (4) disciplined the *applicant* or a *control affiliate* by expelling or suspending it from membership, barring or suspending its association with other members, or otherwise restricting its activities?

11F. ☐ Has the *applicant's* or a *control affiliate's* authorization to act as an attorney, accountant, or federal contractor ever been revoked or suspended?

11G. ☐ Is the *applicant* or a *control affiliate* now the subject of any regulatory *proceeding* that could result in a "yes" answer to any part of 11C, D, or E?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Items 11C, 11D, 11E, 11F or 11G. Use only one DRP to report details related to the same event. If an event gives rise to actions by more than one regulator, provide details for each action on a separate DRP.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

- ☐ The *Applicant*
- ■ *Applicant* and one or more *control affiliate(s)*
- ☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

BD DRP - *CONTROL AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer; "Yes," no other information on this DRP must be provided.

☐ Yes ☐ No

NOTE: The completion of this form does not relieve the *control affiliate* of its obligation to update its CRD records.

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

PART II

1. Regulatory Action initiated by:
   ☐ SEC ☐ Other Federal ■ State ☐ *SRO* ☐ Foreign
   (Full name of regulator, *foreign financial regulatory authority*, federal, state or *SRO*)

   California Department of Corporations

2. Principal Sanction: (check appropriate item)

   ☐ Civil and Administrative Penalty(ies)/Fine(s) ☐ Disgorgement ☐ Restitution
   ☐ Bar ☐ Expulsion ☐ Revocation
   ■ Cease and Desist ☐ Injunction ☐ Suspension
   ☐ Censure ☐ Prohibition ☐ Undertaking
   ☐ Denial ☐ Reprimand ☐ Other ____________

   Other Sanctions:

   None

3. Date Initiated (MM/DD/YYYY): 08/25/2010 ■ Exact ☐ Explanation

   If not exact, provide explanation: ____________

4. Docket/Case Number:

   See Attached Copy of the Order

5. *Control Affiliate* Employing Firm when activity occurred which led to the regulatory action (if applicable):

6. Principal Product Type: (check appropriate item)

   ☐ Annuity(ies) - Fixed ☐ Derivative(s) ☐ Investment Contract(s)
   ☐ Annuity(ies) - Variable ☐ Direct Investment(s) - DPP & LP Interest(s) ☐ Money Market Fund(s)
   ☐ CD(s) ☐ Equity - OTC ☐ Mutual Fund(s)
   ☐ Commodity Option(s) ☐ Equity Listed (Common & Preferred Stock) ☐ No Product
   ☐ Debt - Asset Backed ☐ Futures - Commodity ☐ Options
   ☐ Debt - Corporate ☐ Futures - Financial ☐ Penny Stock(s)
   ☐ Debt - Government ☐ Index Option(s) ☐ Unit Investment Trust(s)
   ☐ Debt - Municipal ☐ Insurance ☐ Other ____________

   Other Product Types:

   Private Placement

7. Describe the allegations related to this regulatory action. (The information must fit within the space provided.):

   Alleged Unsolicited Email was send regarding a Private Placement Securities Offering. No Shares of any offering were ever sold.

8. Current Status? ☐ Pending ☐ On Appeal ☐ Final
9. If on appeal, regulatory action appealed to: (SEC, *SRO*, Federal or State Court) and Date Appeal Filed:

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 13 only.

10. How was matter resolved: (check appropriate item)

☐ Acceptance, Waiver & Consent (AWC) ☐ Decision & Order of Offer of Settlement ☐ Settled
☐ Consent ☐ Dismissed ☐ Stipulation and Consent
☐ Decision ☐ Order ☐ Vacated

11. Resolution Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: All Activities of the solicitation of any non-registered Securities were ceased.

12. A. Were any of the following Sanctions Ordered? (Check all appropriate items):

☐ Monetary/Fine Amount: $ ☐ Revocation/Expulsion/Denial ☐ Disgorgement/Restitution
☐ Censure ☐ Cease and Desist/Injunction ☐ Bar ☐ Suspension

B. Other Sanctions Ordered:

NONE

C. Sanction detail: If suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against *applicant* or *control affiliate*, date paid and if any portion of penalty was waived:

13. Provide a brief summary of details related to the action status and (or) disposition and include relevant terms, conditions and dates. (The information must fit within the space provided.)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL **OR** ☐ AMENDED response used to report details for affirmative responses to ***Item 11H*** of Form BD;

Check ☑ item(s) being responded to:

11H(1) Has any domestic or foreign court:

☐ (a) in the past ten years, *enjoined* the *applicant* or a *control affiliate* in connection with any *investmenf-related* activity?
☐ (b) ever *found* that the *applicant* or a *control affiliate* was *involved* in a violation of *investment-related* statutes or regulations?
☐ (c) ever dismissed, pursuant to a settlement agreement, an *investment-related* civil action brought against the *applicant* or a *control affiliate* by a state or *foreign financial regulatory authority*?

11H(2) ☐ Is the *applicant* or a *control affiliate* now the subject of any civil *proceeding* that could result in a "yes" answer to any part of 11H?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Item 11H. Use only one DRP to report details related to the same event. Unrelated civil judicial actions must be reported on separate DRPs.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

☐ The *Applicant*
☐ *Applicant* and one or more *control affiliate(s)*
☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

BD DRP - *CONTROL AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ☐ **No**

NOTE: The completion of this Form does not relieve the *control affiliate* of its obligation to update its CRD records.

PART II

1. Court Action initiated by: (Name of regulator, *foreign financial regulatory authority*, *SRO*, commodities exchange, agency, firm, private plaintiff, etc.)

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

2. Principal Relief Sought: (check appropriate item)

☐ Cease and Desist ☐ Civil Penalty(ies)/Fine(s) ☐ Disgorgement ☐ Injunction ☐ Money Damages (Private/Civil Complaint) ☐ Restitution ☐ Restraining Order ☐ Other ______

Other Relief Sought:

______

______

3. Filing Date of Court Action (MM/DD/YYYY): ______ ☐ Exact ☐ Explanation

If not exact, provide explanation: ______

4. Principal Product Type: (check appropriate item)

☐ Annuity(ies) - Fixed
☐ Annuity(ies) - Variable
☐ CD(s)
☐ Commodity Option(s)
☐ Debt - Asset Backed
☐ Debt - Corporate
☐ Debt - Government
☐ Debt - Municipal
☐ Derivative(s)
☐ Direct Investment(s) - DPP & LP Interest(s)
☐ Equity - OTC
☐ Equity Listed (Common & Preferred Stock)
☐ Futures - Commodity
☐ Futures - Financial
☐ Index Option(s)
☐ Insurance
☐ Investment Contract(s)
☐ Money Market Fund(s)
☐ Mutual Fund(s)
☐ No Product
☐ Options
☐ Penny Stock(s)
☐ Unit Investment Trust(s)
☐ Other ______

Other Product Types:

______

5. Formal Action was brought in (include name of Federal, State or Foreign Court, Location of Court - City or County and State or Country, Docket/Case Number):

______

6. *Control Affiliate* Employing Firm when activity occurred which led to the civil judicial action (if applicable):

______

7. Describe the allegations related to this civil action. (The information must fit within the space provided.):

______

______

______

______

______

8. Current Status? ☐ Pending ☐ On Appeal ☐ Final

9. If on appeal, action appealed to (provide name of court): Date Appeal Filed (MM/DD/YYYY):

______

10. If pending, date notice/process was served (MM/DD/YYYY): ______ ☐ Exact ☐ Explanation

If not exact, provide explanation: ______

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 14 only.

11. How was matter resolved: (check appropriate item)

☐ Consent ☐ Judgment Rendered ☐ Settled
☐ Dismissed ☐ Opinion ☐ Withdrawn ☐ Other ____________

12. Resolution Date (MM/DD/YYYY): [ ] ☐ Exact ☐ Explanation

If not exact, provide explanation: ____________

13. Resolution Detail:

A. Were any of the following Sanctions Ordered or Relief Granted? (Check appropriate items):

☐ Monetary/Fine ☐ Revocation/Expulsion/Denial ☐ Disgorgement/Restitution
Amount $ [ ] ☐ Censure ☐ Cease and Desist/injunction ☐ Bar ☐ Suspension

B. Other Sanctions:

____

C. Sanction detail: if suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against *applicant* or *control affiliate*, date paid and if any portion of penalty was waived:

____

14. Provide a brief summary of circumstances related to action(s), allegation(s), disposition(s) and/or finding(s) disclosed above. (The information must fit within the space provided.):

____

BANKRUPTCY / SIPC DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses *to **Item 11I*** of Form BD;

Check ☑ item(s) being responded to:

11I In the past ten years has the *applicant* or a *control affiliate* of the *applicant* ever been a securities firm or a *control affiliate* of a securities firm that:

☐ (1) has been the subject of a bankruptcy petition?

☐ (2) has had a trustee appointed or a direct payment procedure initiated under the Securities Investor Protection Act?

Use a separate DRP for each event or *proceeding.* An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

It is not a requirement that documents be provided for each event or *proceeding.* Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

☐ The *Applicant*

☐ *Applicant* and one or more *control affiliate(s)*

☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

BD DRP - CONTROL *AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affilliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ☐ No

NOTE: The completion of this Form does not relieve the *control affiliate* of its obligation to update its CRD records.

PART II

1. Action Type: (check appropriate item)

☐ Bankruptcy ☐ Declaration ☐ Receivership

☐ Compromise ☐ Liquidated ☐ Other ____________

2. Action Date (MM/DD/YYYY): ________ ☐ Exact ☐ Explanation

If not exact, provide explanation: ____________________

(continued)

BANKRUPTCY / SIPC DISCLOSURE REPORTING PAGE (BD)

(continuation)

3. If the financial action relates to an organization over which the *applicant* or *control affiliate* exercise(d) *control*, enter organization name and the *applicant's* or *control affiliate's* position, title or relationship:

Was the Organization *investment-related*? ☐ Yes ☐ **No**

4. Court action brought in (Name of Federal, State or Foreign Court), Location of Court (City or County and State or Country), Docket/Case Number and Bankruptcy Chapter Number (if Federal Bankruptcy Filing):

5. Is action currently pending? ☐ Yes ☐ **No**

6. If not pending, provide Disposition Type: (check appropriate item)

☐ Direct Payment Procedure ☐ Dismissed ☐ Satisfied/Released
☐ Discharged ☐ Dissolved ☐ SIPA Trustee Appointed ☐ Other __________

7. Disposition Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: __________

8. Provide a brief summary of events leading to the action and if not discharged, explain. (The information must fit within the space provided.):

9. If a SIPA trustee was appointed or a direct payment procedure was begun, enter the amount paid or agreed to be paid by you; or the name of the trustee:

Currently Open? ☐ Yes ☐ No

Date Direct Payment Initiated/Filed or Trustee Appointed (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: __________

10. Provide details to any status/disposition. Include details as to creditors, terms, conditions, amounts due and settlement schedule (if applicable). (The information must fit within the space provided.)

BOND DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Item 11J*** of Form BD;

Check ☑ item(s) being responded to:

11J ☐ Has a bonding company ever denied, paid out on, or revoked a bond for the *applicant*?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

1. Firm Name: (Policy Holder)

2. Bonding Company Name:

3. Disposition Type: (check appropriate item)

   ☐ Denied ☐ Payout ☐ Revoked

4. Disposition Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation: ______

5. If disposition resulted in Payout, list Payout Amount and Date Paid:

6. Summarize the details of circumstances leading to the necessity of the bonding company action: (The information must fit within the space provided.)

JUDGMENT / LIEN DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Item 11K*** of Form BD;

Check ☑ item(s) being responded to:

11K ☐ Does the *applicant* have any unsatisfied judgments or liens against it?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

1. Judgment/Lien Amount:

2. Judgment/Lien Holder:

3. Judgment/Lien Type: (check appropriate item)

   ☐ Civil ☐ Default ☐ Tax

4. Date Filed (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation:

5. Is Judgment/Lien outstanding? ☐ Yes ☐ No

   If No, provide status date (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation:

   If No, how was matter resolved? (check appropriate item)

   ☐ Discharged ☐ Released ☐ Removed ☐ Satisfied

6. Court (Name of Federal, State or Foreign Court), Location of Court (City or County and State or Country) and Docket/Case Number:

7. Provide a brief summary of events leading to the action and any payment schedule details including current status (if applicable). (The information must fit within the space provided.):


EXHIBIT G

Alternative Securities Market

The Global Alternative Securities Marketplace

HOME MARKETS TIERS SERVICES MARKET SEGMENTS CONTACT

Yokal Productions, Inc.

Direct Public Offering / ASM Venture Market / Regulation A


Yokal
SPORTS
The LOCAL Sports Leader

Yokal Productions, Inc.

- California Stock Corporation
- SEC CIK Number: 0001634778
- ISIN Number: Pending
- Regulation A
- **Status: Open to All Investors March 2015**

VIEW SEC FILINGS

VIEW PROSPECTUS

HOW TO INVEST

DOCUMENTS



Public Securities Offering



Exhibits



Exhibit C - Subscription Agreement

Yokal Productions, Inc.

About Yokal Productions, Inc:

Yokal Productions, Inc. creates multi-channel networks (MCN) that lead to over the top local video services (OTT). Yokal Sports is the Company's first brand, and is a MCN that is dedicated to covering school sports.

Additional Information about the Company available at: **http://www.YokalSports.com**

Securities being Offered on the Alternative Securities Market Primary Market:

A maximum of TEN THOUSAND 9% Convertible Preferred Stock Units are being offered to the public at $100.00 9% Convertible Preferred Stock Unit. A Minimum of $100,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $1,000,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $100,000 from the sale of Securities through this Offering. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- **YEAR 2: (Shareholder Conversion Option)**
  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
- **YEAR 3: (Shareholder Conversion Option)**
  - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price minus 5% of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
- **YEAR 4: (Optional Conversion Option)**
  - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price minus 10% of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
- **YEAR 5: (Optional & Mandatory Conversion Options)**
  - Optional: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price minus 15% of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate

of 9.00% on the stated value of $100.00 per share.

- Mandatory: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price minus 15% of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- **OTCQB or OTCQX Listing in 2016 or 2017**

This Offering Circular relates to the offering (the "Offering") of up to 10,000 9% Convertible Stock Units in Yokal Productions, Inc. The Securities offered through this Offering have the same voting rights as Holders of the Company's Common Stock Shares. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 100 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

This Offering is being conducted on a "best-efforts" basis, which means the Company's Management, and Alternative Securities Market, LLC, a California Broker-Dealer, will each use all commercially reasonable efforts in an attempt to sell all Securities of this Offering. No Manager of the Company will receive any commission or any other remuneration for the sales of securities through this Offering. In offering the Securities, the Company's Management will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Securities will be offered for sale at a fixed price of $100.00 USD per 9% Convertible Preferred Stock Unit. If all Securities are purchased, the gross proceeds to the Company will be $1,000,000.00 USD. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $10,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in a Bank escrow account, and only after $10,000 in securities has been sold to investors (One Thousand 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $10,000 is achieved, and all Investors will be subject to the terms, conditions and investment risks associated with this investment.

Except as expressly provided in this Offering, any dispute, claim or controversy between or among any of the Investors or between any Investor or his/her/its Affiliates and the Company arising out of or relating to this Offering, or any subscription by any Investor to purchase Securities, or any termination, alleged breach, enforcement, interpretation or validity of any of those agreements (including the determination of the scope or applicability of this agreement to arbitrate), or otherwise involving the Company, will be submitted to arbitration in the county and state in which the Company maintains its principal office at the time the request for arbitration is made, before a sole arbitrator, in accordance with the laws of the state of California for agreements made in and to be performed in the state of California. Such arbitration will be administered by the Judicial Arbitration and Mediation Services ("JAMS") and conducted under the provisions of its Comprehensive Arbitration Rules and Procedures. Arbitration must be commenced by service upon the other party of a written demand for arbitration or a written notice of intention to arbitrate, therein electing the arbitration tribunal. Judgment upon any award rendered by the arbitrator shall be final and may be entered in any court having jurisdiction thereof. No party to any such controversy will be entitled to any punitive damages. Notwithstanding the rules of JAMS, no arbitration proceeding will be consolidated with any other arbitration proceeding without all parties' consent. The arbitrator shall, in the award, allocate all of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party, against the party who did not prevail.

NOTICE: By executing a Subscription Agreement for this Offering, Subscriber is agreeing to have all disputes, claims, or controversies arising out of or relating to this Agreement decided by neutral binding arbitration, and Subscriber is giving up any rights he, she or it may possess to have those matters litigated in a court or jury trial. By executing this Subscription Agreement, Subscriber is giving up his, her or its judicial rights to discovery and appeal except to the extent that they are specifically provided for in this Subscription Agreement. If Subscriber refuses to submit to arbitration after agreeing to this provision, Subscriber may be compelled to arbitrate under federal or state law. Subscriber confirms that his, her or its agreement to this arbitration provision is voluntary.

DISCLAIMER & ISSUER CONTACT

1) NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED.

2) NO SALES OF THESE SECURITIES WILL BE MADE OR COMMITMENT TO PURCHASE ACCEPTED UNTIL DELIVERY OF AN OFFERING CIRCULAR THAT INCLUDES COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERING.

3) AN INDICATION OF INTEREST BY A PROSPECTIVE INVESTOR INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

4) COMPANY'S CHIEF EXECUTIVE OFFICER IS MR. CHRISTOPHER PAPPAS.

YOKAL PRODUCTIONS, INC.
4050 Glencoe Avenue
MARINA DEL REY, CALIFORNIA
PHONE: (917) 600-0578
CHRISTOPHER@YOKALSPORTS.COM

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